FILED PURSUANT TO
RULE 424(B)(3)
REGISTRATION NO: 333-125643

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 6 DATED MARCH 30, 2007

TO THE PROSPECTUS DATED APRIL 26, 2006

This document supplements, and should be read in conjunction with, our prospectus dated April 26, 2006 relating to our offering of 475,000,000 shares of common stock, as supplemented by supplement no. 1 dated May 16, 2006, supplement no. 2 dated August 11, 2006, supplement no. 3 dated September 22, 2006, supplement no. 4 dated November 1, 2006 and supplement no. 5 dated November 13, 2006. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offerings;

•	the acquisition of a 12-story office building containing approximately 309,000 rentable square feet located on a 17.1-acre parcel of land in Irving, Texas;

•	the acquisition of an eight-story office building containing approximately 539,000 rentable square feet located on a 28.2-acre parcel of land in Nashville, Tennessee;

•	the acquisition of a 9.7-acre parcel of land located in North Fayette, Pennsylvania;

•	the acquisition of a three-story office building containing approximately 178,000 rentable square feet located on a 15.2-acre parcel of land in East Hanover, New Jersey;

•	information regarding our indebtedness;

•	risks related to our corporate structure;

•	risks related to conflicts of interest;

•	assertion of legal action against related-parties;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the period ended December 31, 2006, filed on March 27, 2007; and

•	our audited financial statements as of and for the year ended December 31, 2006.

Status of Our Public Offerings

We commenced our initial public offering of 785 million shares of common stock on December 1, 2003, which consisted of a 600 million-share primary offering and a 185 million-share offering under our dividend reinvestment plan. We stopped making offers under the primary offering on November 26, 2005. We raised gross offering proceeds of approximately $2.0 billion from the sale of approximately 197.1 million shares in our initial public offering, including shares sold under the dividend reinvestment plan after the primary offering terminated.

On November 10, 2005, we commenced our follow-on offering of 300.6 million shares of common stock. Of these shares, we are offering 300 million shares in a primary offering and 0.6 million shares under our dividend reinvestment plan. On April 14, 2006, we amended the registration statements for our follow-on offering and our initial public offering in order to offer in a combined prospectus the 300.6 million shares registered under the follow-on offering and the 174.4 million unsold dividend reinvestment plan shares registered under the initial public offering. As of March 21, 2007, we had received gross offering proceeds of approximately $1.1 billion from the sale of approximately 108.2 million shares in our follow-on offering, including dividend reinvestment plan shares sold under the combined prospectus.

As of March 21, 2007, we had received aggregate gross offering proceeds of approximately $3.1 billion from the sale of approximately 305.3 million shares in our public offerings. After incurring approximately $60.9 million in acquisition fees, approximately $284.8 million in selling commissions and dealer-manager fees, approximately $44.3 million in other organization and offering expenses, and funding common stock redemptions of approximately $62.2 million pursuant to the share redemption program, as of March 21, 2007, we had raised aggregate net offering proceeds available for investment in properties of approximately $2.6 billion, substantially all of which had been invested in real estate properties.

Acquisition of the Sterling Commerce Building

On December 21, 2006, we purchased a 12-story office building containing approximately 309,000 rentable square feet (the “Sterling Commerce Building”) for approximately $62.0 million, exclusive of closing costs. The acquisition was funded with net proceeds raised from our ongoing public offering and with proceeds from our $400.0 million line of credit with Wachovia Bank, N.A. The Sterling Commerce Building is located on approximately 17.1 acres of land located at 750 West John Carpenter Freeway in Irving, Texas. The Sterling Commerce Building was purchased from Sterling Commerce (America), Inc., which is not affiliated with us or Wells Capital, Inc. (our “advisor”).

The Sterling Commerce Building, which was completed in 1999, is leased to Caremark Rx, Inc. (“Caremark”) (approximately 60%), Sterling Commerce (“Sterling”) (approximately 28%) and DG Systems, Inc. (approximately 9%). Approximately 3% of the Sterling Commerce Building is currently vacant.

The current aggregate annual base rent for Caremark, Sterling and DG Systems is approximately $7.6 million. The current weighted-average remaining lease term for Caremark, Sterling and DG Systems is approximately eight years. Caremark has the right, at its option, to extend the term of its lease for two successive periods of five years. DG Systems has the right, at its option, to extend the term of its lease for one period of five years.

We do not intend to make significant renovations or improvements to the Sterling Commerce Building. We believe that the Sterling Commerce Building is adequately insured.

Acquisition of the One Century Place Building

On January 4, 2007, we purchased an eight-story office building containing approximately 539,000 rentable square feet (the “One Century Place Building”) for approximately $72.0 million, exclusive of closing costs. The acquisition was funded with net proceeds raised from our ongoing public offering and with proceeds from our $400.0 million line of credit with Wachovia Bank, N.A. The One Century Place Building is located on approximately 28.2 acres of land located at 26 Century Place Boulevard in Nashville, Tennessee. The One Century Place Building was purchased from G&I IV OCP Venture, L.P., which is not affiliated with us or our advisor.

The One Century Place Building, which was completed in 1991, is leased to Willis Corroon Corporation (“Willis”) (approximately 57%), Tennessee Valley Authority (“TVA”) (approximately 11%) and various other office tenants (approximately 27%). Approximately 5% of the One Century Place Building is currently vacant.

The current aggregate annual base rent for Willis, TVA and the other 8 tenants of the One Century Place Building is approximately $9.2 million. The current weighted-average remaining lease term for Willis, TVA and the other 8 tenants of the One Century Place Building is approximately five years. Willis has the right, at its option, to extend the term of its lease for two successive periods of five years. TVA has the right, at its option, to extend the term of its lease for two successive periods of five years. Subject to certain conditions, TVA has a one-time option to terminate its lease as of May 2010 for a termination fee equal to approximately $2.3 million.

We do not intend to make significant renovations or improvements to the One Century Place Building. We believe that the One Century Place Building is adequately insured.

Acquisition of the 3000 Park Lane Land Parcel

On January 5, 2007, we purchased a 9.7-acre parcel of land located at 3000 Park Lane (the “3000 Park Lane Land”) in North Fayette, Pennsylvania for approximately $1.0 million, exclusive of closing costs. The acquisition was funded with net proceeds raised from our ongoing public offering. The 3000 Park Lane Land was purchased from 3000 Park Lane Associates and Summit Park Associates, two entities that are not affiliated with us or our advisor.

Acquisition of the 120 Eagle Rock Building

On March 27, 2007, we purchased a three-story office building containing approximately 178,000 rentable square feet (the “120 Eagle Rock Building”) for approximately $34.5 million, exclusive of closing costs. The acquisition was funded with net proceeds raised from our ongoing public offering and with proceeds from our $400.0 million line of credit with Wachovia Bank, N.A. The 120 Eagle Rock Building is located on approximately 15.2 acres of land located at 120 Eagle Rock Avenue in East Hanover, New Jersey. The 120 Eagle Rock Building was purchased from Eagle Rock Offices, Inc., which is not affiliated with us or our advisor.

The 120 Eagle Rock Building, which was completed in 1990, is leased to Ceridian Corporation (“Ceridian”) (approximately 28%), Market Measures Interactive, L.P. (“Market Measures”) (approximately 23%), The Prudential Insurance Company of America (“Prudential”) (approximately 9%) and various other office tenants (approximately 35%). Approximately 5% of the 120 Eagle Rock Building is currently vacant.

The current aggregate annual base rent for Ceridian, Market Measures, Prudential and the other 10 tenants of the 120 Eagle Rock Building is approximately $4.1 million. The current weighted-average remaining lease term for Ceridian, Market Measures, Prudential and the other 10 tenants of the 120 Eagle Rock Building is approximately five years. Ceridian has the right, at its option, to extend the term of its lease for two successive periods of five years. Market Measures has the right, at its option, to extend the term of its lease for one period of five years. Ceridian has a one-time right to terminate its lease as of May 2009 for a termination penalty equal to unamortized costs of tenant improvements and leasing commissions.

We do not intend to make significant renovations or improvements to the 120 Eagle Rock Building. We believe that the 120 Eagle Rock Building is adequately insured.

Indebtedness

As of March 21, 2007, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 20%. As of March 21, 2007, total indebtedness was approximately $669.7 million, which consisted of fixed-rate mortgages on certain properties of approximately $585.5 million, a variable rate mortgage on a certain property of approximately $47.2 million, approximately $20.0 million outstanding under our $400.0 million line of credit with Wachovia Bank, N.A. (the “Wachovia Line of Credit”) and approximately $17.0 million outstanding under our construction line of credit. Based on the value of our borrowing-base properties, we had approximately $337.5 million in remaining capacity under the Wachovia Line of Credit, of which approximately $2.0 million was pledged in the form of letters of credit for future tenant improvements and leasing costs.

Risks Related to Our Corporate Structure

The following risk factors relate to our dependence on our advisor and should be read together with the risk factors disclosed in the prospectus, as previously supplemented.

Our loss of or inability to obtain the services of key personnel could delay or hinder the implementation of our investment strategies, which could limit our ability to make distributions.

Our success depends to a significant degree upon the contributions of Leo F. Wells, III, Douglas P. Williams, and Randall D. Fretz, each of whom would be difficult to replace. We do not have employment agreements with Messrs. Wells, Williams or Fretz, nor does our advisor or its affiliates, and we cannot guarantee that such persons will remain affiliated with us, our advisor, or its affiliates. If any of these key personnel were to cease their affiliation with us, our advisor, or its affiliates, we may be unable to find suitable replacement personnel, and our operating results could suffer as a result. We do not intend to maintain key person life insurance on any person. We believe that our future success depends, in large part, upon our advisor’s and our property managers’ ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and our advisor and any property managers we retain may be unsuccessful in attracting and retaining such skilled personnel. Further, we have established and intend to establish strategic relationships with firms that have special expertise in certain services or as to real properties in certain geographic regions. Maintaining such relationships will be important for us to effectively compete with other investors for properties in such regions. We may be unsuccessful in attracting and retaining such relationships. If we lose or are unable to obtain the services of highly skilled personnel or do not establish or maintain appropriate strategic relationships, our ability to implement our investment strategies could be delayed or hindered.

Wells Real Estate Investment Trust, Inc. (“Wells REIT”), a program sponsored by Wells Real Estate Funds, Inc. (“WREF”), has entered into a merger agreement to acquire certain affiliates of our Advisor (the “Wells REIT Internalization Transaction”). In connection therewith, Donald A. Miller, CFA, who directed the acquisitions, dispositions, property-management, construction and leasing groups for our advisor and its affiliates, became the Chief Executive Officer and President of Wells REIT and terminated his employment with our advisor and its affiliates. In addition, Wells REIT is currently in negotiations with several other members of our advisor’s senior management team. If the Wells REIT Internalization Transaction closes and our advisor is unable to find suitable replacement personnel either from its existing personnel or from external sources with talents equal to those of the personnel it will lose or has lost as a result of the pending Wells REIT Internalization Transaction, our operations may suffer. Further, in the event that the Wells REIT Internalization Transaction is consummated, to the extent that our advisor currently allocates fixed expenses between Wells REIT and us, our administrative expenses may increase.

Our operating performance could suffer if our Advisor incurs significant losses, including those losses that may result from being the general partner of other entities.

We are dependent on our advisor and its affiliates to select investments and conduct our operations. Thus, adverse changes to our relationship with or the financial health of our advisor and its affiliates, including changes arising from litigation, could hinder their ability to successfully manage our operations and our portfolio of investments. On March 12, 2007, a stockholder of Wells REIT filed a purported class action and derivative complaint against, among others, Wells REIT, the officers and directors of Wells REIT, WREF and certain affiliates of WREF, which contains allegations related to a proposed merger agreement under which Wells REIT would acquire certain affiliates of WREF, on behalf of those persons who receive and are entitled to vote on a proxy statement for Wells REIT that was filed with the SEC on February 26, 2007, as amended. The complaint seeks, among other things, unspecified monetary damages. Wells REIT and WREF believe that the allegations contained in the complaint are without merit and intend to vigorously defend this action. Any financial loss incurred by WREF, which adversely affects the financial health of Wells Capital or its affiliates, could hinder their ability to successfully manage our operations and our portfolio of investments.

In addition, as a general partner to many WREF-sponsored programs, our advisor may have contingent liability for the obligations of such partnerships. Enforcement of such obligations against our advisor could result in a substantial reduction of its net worth. If such liabilities affected the level of services that our advisor could provide, our operations and financial performance could suffer.

Risks Related to Conflicts of Interest

The following risk factor relates to conflicts of interest with our board and other WREF-sponsored programs and should be read together with the risk factors disclosed in the prospectus, as supplemented.

Our board’s loyalties to other WREF-sponsored programs, including Wells REIT, could influence its judgment, resulting in actions that are not in our stockholders’ best interest or that result in a disproportionate benefit to another WREF-sponsored program at our expense.

Seven of our nine directors are also directors of Wells REIT and three of our nine directors are also directors of the Institutional REIT, Inc., a WREF-sponsored program. If the Wells REIT Internalization Transaction closes, two of our directors will resign from our board, four will resign from the board of Wells REIT, and one director will remain on both boards. The loyalties of our directors serving on another board may influence the judgment of our board when considering issues for us that also may affect other WREF-sponsored programs, such as the following:

•

The conflicts committee of our board of directors must evaluate the performance of our advisor with respect to whether our advisor is presenting to us our fair share of investment opportunities. If our advisor is not presenting a sufficient number of investment opportunities to us because it is presenting many opportunities to other WREF-sponsored programs or if our advisor is giving preferential treatment to other WREF-sponsored programs in this regard, our conflicts committee may not be well suited to enforce our rights under the terms of the advisory agreement or to seek a new advisor.

•

In connection with considering the renewal of our property management, leasing, and construction agreement with Wells Management Company, Inc. (“Wells Management”), the conflicts committee must make a similar evaluation with respect to the performance of Wells Management in managing and leasing our properties. If Wells Management is not performing well as our property manager because of its services for other WREF-sponsored programs, the divided loyalties of the members of our conflicts committee could make them less willing to insist on improvement in the performance of Wells Management or to seek another property manager.

•

The conflicts committee will likely decide whether we purchase a property. This decision could be influenced by the hope that our advisor would present the opportunity to other WREF-sponsored programs if we did not pursue it.

•

We could enter into transactions with other WREF-sponsored programs, such as property sales or acquisitions, joint ventures, or financing arrangements. Decisions of the board or the conflicts committee regarding the terms of those transactions may be influenced by the board’s or committee’s loyalties to other WREF-sponsored programs.

•

A decision of the board or the conflicts committee regarding the timing of a debt or equity offering could be influenced by concerns that the offering would compete with an offering of other WREF-sponsored programs.

•	A decision of the board or the conflicts committee regarding the timing of property sales could be influenced by concerns that the sales would compete with those of other WREF-sponsored program.

Assertion of Legal Action Against Related-Parties

On March 12, 2007, a stockholder of Wells REIT filed a purported class action and derivative complaint against, among others, Wells REIT, the officers and directors of Wells REIT, WREF and certain affiliates of WREF.

The complaint attempts to assert class action claims on behalf of those persons who receive and are entitled to vote on a proxy statement for Wells REIT that was filed with the SEC on February 26, 2007, as amended (the “proxy statement”). The complaint alleges, among other things, that (i) the consideration to be paid as part of a proposed merger agreement to acquire certain affiliates of WREF is excessive; and (ii) the proxy statement contains false and misleading statements or omits to state material facts. Additionally, the complaint seeks to, among other things, obtain (i) certification of the class action; (ii) a judgment declaring the proxy statement false and misleading; (iii) unspecified monetary damages; (iv) nullification of any stockholder approvals obtained during the proxy process; (v) nullification of the merger proposal and the merger agreement; (vi) restitution for disgorgement of profits, benefits and other compensation for wrongful conduct and fiduciary breaches; (vii) the nomination and election of new independent directors, and the retention of a new financial advisor to assess the advisability of Wells REIT’s strategic alternatives; and (viii) the payment of reasonable attorneys’ fees and experts’ fees.

Wells REIT and WREF believe that the allegations contained in the complaint are without merit and intend to vigorously defend this action. Due to the uncertainties inherent in the litigation process, it is not possible to predict the ultimate outcome of this matter at this time; however, as with any litigation, the risk of financial loss does exist. Any financial loss incurred by WREF which adversely affects the financial health of our advisor or its affiliates could hinder their ability to successfully manage our operations and our portfolio of investments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and notes thereto. This discussion contains forward-looking statements, which can be identified with the use of forward-looking terminology such as “may,” “will, “intend,” or similar words. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated, see “Risk Factors” in the prospectus.

Overview

We were formed on July 3, 2003 to acquire and operate a diversified portfolio of commercial real estate primarily consisting of high-quality, income-producing office and industrial properties leased to creditworthy entities that are located in major metropolitan areas throughout the United States. We have no paid employees and are externally advised and managed by our advisor and Wells Management. We have elected to be taxed as a real estate investment trust for federal income tax purposes.

We commenced our initial public offering on December 1, 2003. During 2004, we began acquiring real estate assets and receiving investor proceeds under our initial public offering of common stock. We continued receiving investor proceeds and investing in real estate assets through December 31, 2006. Thus, our results of operations for the years ended December 31, 2006, 2005, and 2004 reflect growing operational revenues and expenses, fluctuating interest expense and general and administrative expenses. The increased operational revenues and expenses result from acquiring real properties, while the fluctuation in interest expense arise from using varying levels of short-term and long-term debt financing for our acquisitions. General and administrative expenses, as a percent of total revenues, decreased from approximately 9% for the year ended December 31, 2004 and approximately 6% for the year ended December 31, 2005 to approximately 4% for the year ended December 31, 2006, commensurate with the operational growth of the enterprise and the achievement of greater economies of scale.

During 2004, we raised approximately $792.0 million through the issuance of common stock and acquired an interest in 18 properties for an aggregate purchase price of approximately $1.0 billion. During 2005, we raised approximately $1.2 billion through the issuance of common stock and acquired an interest in 21 properties for an aggregate purchase price of approximately $1.5 billion. During 2006, we raised approximately $0.9 billion through the issuance of common stock and acquired an interest in 10 properties for an aggregate purchase price of approximately $0.6 billion. We have funded our property acquisitions with net proceeds from the issuance of our common stock and from third-party borrowings. As of December 31, 2006 and 2005, our third-party borrowings totaled approximately $774.5 million and $832.4 million, respectively.

General Economic Conditions and Real Estate Market Commentary

Management reviews a number of economic forecasts and market commentaries in order to evaluate general economic conditions and formulate a view of the current environment’s effect on the real estate markets in which we operate.

The U.S. economy has grown at a rate of 3.4% in 2006, which is up slightly from 3.2% growth in 2005. The economy grew at a 3.5% annual pace in the fourth quarter, up from 2.2% in the previous quarter. This slowdown of growth in the third quarter is primarily attributable to housing with residential investment falling 19.0%, the worst decrease in over a decade. This weakness in the housing sector was offset by fourth quarter growth in personal consumption expenditures, which rose 4.4% in the quarter and contributed 3.1% to gross domestic product (“GDP”). GDP growth for 2007 is expected to be 2.5% with estimated inflation at 2.0%.

The U.S. office real estate market is continuing to display strong growth through the first quarter of 2007, with steady declines in vacancy, positive absorption rates and moderate construction. These conditions are creating an acceleration in rent growth across most markets. National vacancy rates continue to trend downward with fourth quarter vacancy at 12.5%, down 0.35% from the third quarter and 1.05% from one year ago. Many markets are performing well due to job growth in the service-sector and a restraint on new supply. Improved job growth is not seen across the board, however, with coastal and energy markets doing well and the Midwest slightly lagging. A four-quarter average puts job growth at 2.5% since midyear 2005, which is reflected in steady positive absorption. Looking forward to the near-term, many economists anticipate that there may be a slowing in the economy due to a further housing correction, causing weaker employment growth and a downturn in demand for consumer-related finance. Such a slowing would likely also slow the growth in rental rates.

The real estate capital transactions market experienced a strong finish to the year with $45 billion of office properties changing hands in the fourth quarter. Office property sales in 2006 totaled $134 billion, an increase of

32% over prior year sales. REIT privatizations, the process of publicly traded REITs becoming privately held through merger or acquisition, accounted for $18 billion of volume in 2006. Cap rates, or first-year returns on real estate investments, for central business district properties are at an all-time low due to strong investor demand. Demand for office properties continues to be well distributed across the capital sector with equity funds, institutions, REITs, and foreign investors being the most competitive bidders for portfolios. A different capital sector has led acquisitions for each of the past four years, a further indication of the diversity of demand. Equity funds have replaced institutions as the largest purchaser of office properties in 2006. The spread between average cap rates and 10-year U.S. Treasuries continues to tighten, as cap rates compress and the U.S. Treasury rates increased from 2002 lows. In the medium-term, the combination of higher interest rates and slower rent growth could spell the end of the cap rate compression with cap rates expected to slightly increase over the next three years.

Impact of Economic Conditions on our Portfolio

The level of cap rates is reflective of current market conditions and, as a result, is a major factor affecting the purchase prices of properties in which we invest. While some of the factors noted above indicate that future cap rates could remain stable or slightly improve, the extent to which our portfolio may be affected by future cap rate levels is dependent upon the extent of our future fundraising and investing activities. We expect to raise equity proceeds from the sale of our common stock at a rate consistent with the fourth quarter of 2006 and anticipate cap rates to remain stable; as such, absent a significant increase in investor proceeds raised, we do not anticipate that our portfolio will be significantly impacted by the market conditions described above in the near-term.

Liquidity and Capital Resources

Overview

From January 2004 through December 2006, we raised significant funds through the sale of our common stock under our public offerings. We primarily used the proceeds from these sales of common stock, net of offering costs and other expenses, to acquire real properties and fund certain capital improvements identified at the time of acquisition. We anticipate receiving proceeds from the sale of our common stock under our follow-on offering in the future, and investing such proceeds in future acquisitions of real properties. We also anticipate receiving proceeds from the sale of our common stock under our dividend reinvestment plan in the future, and using a significant portion of such proceeds to fund redemptions of our common stock under our SRP. We expect that our primary source of future operating cash flows will be cash generated from the operations of the properties currently in our portfolio and those to be acquired in the future. The amount of future dividends to be paid to our stockholders will be largely dependent upon the amount of cash generated from our operating activities, how quickly we are able to invest investor proceeds in quality income-producing assets, our expectations of future cash flows, and our determination of near-term cash needs for capital improvements, tenant re-leasing, redemptions of our common stock, and debt repayments.

The competition to acquire high-quality commercial office properties remains high. Timing differences arise between acquiring properties and raising capital and between making operating payments and collecting operating receipts. Accordingly, we may periodically be required to borrow funds on a short-term basis to meet our dividend payment schedule. Our primary focus, however, is to continue to maintain the quality of our portfolio. Thus, in this intensely competitive environment, we may opt to lower the dividend rather than compromise that quality or accumulate significant borrowings to meet a dividend level higher than operating cash flow would support. We continue to carefully monitor our cash flows and market conditions and their impact on our earnings and future dividend projections.

Short-Term Liquidity and Capital Resources

During 2006, we generated net cash flows from operating activities of approximately $151.1 million, which is primarily comprised of receipts for rental income, tenant reimbursements, hotel income, and interest and other income, partially offset by payments for operating costs, interest expense, asset and property management fees, and general and administrative expenses. Such net cash flows from operating activities were primarily used to pay dividends to stockholders of approximately $140.3 million during the same period. During 2006, we raised proceeds from the sale of common stock under our public offerings, net of commissions, dealer-manager fees, and other offering costs, of approximately $777.4 million, which was used primarily to fund investments in real estate of approximately $663.4 million, net debt repayments and prepayment penalties of approximately $60.9 million, and redemptions of common stock of approximately $32.4 million. We expect to utilize the residual cash balance of approximately $46.1 million as of December 31, 2006 to satisfy current liabilities, pay future dividends, fund future acquisitions of real properties, or reduce indebtedness.

We intend to continue to generate capital from the sale of common stock under our follow-on offering and from third-party borrowings, and to use such capital primarily to fund future acquisitions of real estate. We expect that we will use a significant portion of the proceeds from sales under our dividend reinvestment plan to fund redemptions under the SRP. As of February 28, 2007, we had a remaining borrowing capacity of approximately $297.5 million under the Wachovia Line of Credit. Accordingly, we believe that we have adequate capacity to continue to expand our portfolio and meet our future operating cash flow needs. We expect to use substantially all of our future operating cash flow, after payments for certain capital expenditures, to pay dividends to stockholders.

On December 4, 2006, our board of directors declared a daily dividend for stockholders of record from December 16, 2006 through March 15, 2007 in an amount equal to an annualized dividend of $0.60 per share, which is consistent with the rate of dividends declared for each quarter of 2006 on a per-share basis. Such dividend was paid in March 2007.

We have a $400.0 million unsecured revolving financing facility (the “Wachovia Line of Credit”) with a syndicate of banks led by Wachovia Bank, N.A. (“Wachovia”). We have pledged approximately $2.0 million of our total borrowing capacity under the Wachovia Line of Credit to letters of credit for future tenant improvements and leasing costs.

The Wachovia Line of Credit contains, among others, the following restrictive covenants:

•	limits our ratio of debt to total asset value, as defined, to 50% or less at all times;

•	limits our ratio of secured debt to total asset value, as defined, to 40% or less at all times;

•	requires our ratio of unencumbered asset value, as defined, to total unsecured debt to be greater than 2:1 at all times;

•	requires maintenance of certain interest coverage ratios;

•	requires maintenance of certain minimum stockholders’ equity balances; and

•	limits investments that fall outside our core investments of improved office and industrial properties.

Under the terms of the Wachovia Line of Credit, we may borrow up to 50% of the unencumbered asset value, or the aggregate value of a subset of lender-approved properties. The Wachovia Line of Credit also stipulates that our net distributions, which equal total dividends and other distributions less the amount reinvested through our dividend reinvestment plan, may not exceed the greater of 90% of our Funds from Operations for the corresponding period or the minimum amount required in order for us to maintain our status as a REIT. Funds from Operations, as defined by the agreement, means net income (loss), minus (or plus) gains (or losses) from debt restructuring and sales of property during such period, plus depreciation on real estate assets and amortization (other than amortization of deferred financing costs) for such period, all after adjustments for unconsolidated partnerships and joint ventures. The Wachovia Line of Credit includes a cross-default provision that provides that a payment default under any recourse obligation of $10 million or more or any non-recourse obligation of $20.0 million or more by us, Wells OP II, or any of our subsidiaries constitutes a default under the credit facility.

Our charter prohibits us from incurring debt that would cause our borrowings to exceed 50% of our assets (valued at cost before depreciation and other non-cash reserves) unless a majority of the members of the conflict committee of our board of directors approves the borrowing. Our charter also requires that we disclose the justification of any borrowings in excess of the 50% leverage guideline.

Long-term Liquidity and Capital Resources

We expect that our primary sources of capital over the long term will include proceeds from the sale of our common stock, proceeds from secured or unsecured borrowings from third-party lenders, and net cash flows from operations. Our follow-on offering, which we commenced in November 2005, will terminate in November 2007, unless we extend the offer for up to one year. We currently expect to extend the offering for up to one year until we sell all of the shares registered in the offering. Thereafter, our board of directors may commence a second follow-on offering at that time. We expect that our primary uses of capital will be for property acquisitions, either directly or through investments in joint ventures, tenant improvements, offering-related costs, operating expenses, including interest expense on any outstanding indebtedness, and dividends. Over the next five years, we anticipate funding capital expenditures necessary for our properties, including building improvements, tenant improvements, and leasing commissions, of approximately $171.3 million, exclusive of costs of properties under development.

In determining how and when to allocate cash resources, we initially consider the source of the cash. We expect that substantially all future net operating cash flows, after payments for certain capital expenditures such as tenant improvements and leasing commissions, will be used to pay dividends. However, we may temporarily use other sources of cash, such as short-term borrowings, to fund dividends from time to time (see “Liquidity and Capital Resources – Overview” above). We expect to use substantially all net cash flows generated from raising equity or debt financing to fund acquisitions, certain capital expenditures identified upon acquisition, the repayment of outstanding borrowings, and the redemption of shares under the SRP. If sufficient equity or debt capital is not available, our future investments in real estate will be lower.

To the extent that future cash flows provided by operations are lower due to lower returns on properties, future dividends paid may be lower as well. Our cash flow from operations depends significantly on market rents and our tenants’ ability to make rental payments. We believe that the diversity of our tenant base and the concentration of creditworthy tenants in our portfolio help to mitigate the risk of a tenant defaulting on a lease. However, general economic downturns, downturns in one or more of our core markets, or downturns in the particular industries in which our tenants operate could adversely impact the ability of our tenants to make lease payments and our ability to re-lease space on favorable terms when leases expire. In the event of any of these situations, our cash flow and consequently our ability to meet capital needs, could adversely affect our ability to pay dividends in the future.

Contractual Obligations and Commitments

As of December 31, 2006, our contractual obligations are as follows (in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Outstanding debt obligations(1)	$774,523	$17,796	$241,625	$71,645	$443,457
Capital lease obligations(2)	78,000	—	—	—	78,000
Purchase obligations(3)	71,250	71,250	—	—	—
Operating lease obligations	3,120	60	120	120	2,820

Total	$926,893	$89,106	$241,745	$71,765	$524,277

(1)

Amounts include principal payments only. We made interest payments of $36.3 million during the year ended December 31, 2006 and expect to pay interest in future periods on outstanding debt obligations based on the rates and terms disclosed in Note 4 to our accompanying consolidated financial statements.

(2)

Amount includes principal payments only. We made interest payments of $4.7 million during the year ended December 31, 2006 and expect to pay interest in future periods based on the terms disclosed in Note 5 to our accompanying consolidated financial statements.

(3)

Represents a purchase commitment for the One Century Place Building, which was under contract at December 31, 2006. Refer to Note 5 of our accompanying consolidated financial statements for further explanation.

Results of Operations

Overview

Our results of operations are not indicative of those expected in future periods, as we expect that rental income, tenant reimbursements, property operating costs, asset and property management fees, depreciation, amortization, and net income will increase in future periods as a result of owning the assets we acquired prior to and during the periods presented for an entire period and as a result of anticipated future acquisitions of real estate assets.

We commenced our initial public offering on December 1, 2003. Following the receipt and acceptance of subscriptions for the minimum offering of $2,500,000 on January 22, 2004, we acquired 18 properties during the year ended December 31, 2004 and acquired 21 properties during the year ended December 31, 2005. During the year ended December 31, 2006, we acquired 10 properties, bringing our total portfolio to 49 properties as of December 31, 2006. Accordingly, the results of operations presented for the years ended December 31, 2006 and 2005, are not directly comparable.

Comparison of the year ended December 31, 2005 vs. the year ended December 31, 2006

Rental income and tenant reimbursements increased from approximately $135.0 million and $29.0 million, respectively, for the year ended December 31, 2005 to approximately $246.6 million and $57.7 million, respectively, for the year ended December 31, 2006, primarily as a result of the growth in the portfolio during 2006 and owning the properties acquired in 2005 for a full year. Rental income and tenant reimbursements are expected to continue to increase in future periods, as compared to historical periods, as a result of owning the assets acquired during 2006 for an entire year and future acquisitions of real estate assets.

Hotel income and hotel operating costs increased from approximately $0.4 million and $0.4 million, respectively, for the year ended December 31, 2005 to approximately $23.4 million and $17.5 million, respectively, for the year ended December 31, 2006, primarily as a result of reflecting a full year of operations for the Key Center Marriott, a hotel property located in Cleveland, Ohio, which we acquired in the fourth quarter of 2005. The increase in profitability of this hotel property is primarily attributable to an increase in occupancy rates during 2006. Hotel income and hotel operating costs are expected to fluctuate in future periods commensurate with changes in supply and demand for hotel space in the Cleveland area, among other factors.

Property operating costs and asset and property management fees increased from approximately $45.8 million and $13.2 million, respectively, for the year ended December 31, 2005 to approximately $92.8 million and $25.5 million, respectively, for the year ended December 31, 2006, primarily as a result of the growth in the portfolio during 2006 and owning the properties acquired in 2005 for a full year. Property operating costs and asset and property management fees are expected to continue to increase in future periods, as compared to historical periods, due to owning the assets acquired during 2006 for an entire year and future acquisitions of real estate assets.

Depreciation of real estate and amortization of lease costs increased from approximately $24.5 million and $43.2 million, respectively, for the year ended December 31, 2005 to approximately $47.2 million and $84.8 million, respectively, for the year ended December 31, 2006, primarily due to the acquisition of properties during 2006 and owning the properties acquired in 2005 for a full year. Depreciation and amortization are expected to continue to increase in future periods, as compared to historical periods, due to owning the assets acquired during 2006 for an entire year and future acquisitions of real estate assets.

General and administrative expenses increased from approximately $9.1 million for the year ended December 31, 2005 to approximately $12.2 million for the year ended December 31, 2006, primarily due to increases in administrative reimbursements payable to our advisor and Wells Management as a result of acquiring additional properties during 2006 and owning the properties acquired in 2005 for a full year. General and administrative expenses, as a percent of total revenues, decreased from approximately 6% for the year ended December 31, 2005 to approximately 4% for the year ended December 31, 2006 as a result of achieving greater economies of scale with a larger portfolio of real estate assets. In connection with the acquisition of additional real estate assets, we anticipate future general and administrative expenses to continue to increase, as compared to historical periods.

Interest expense increased from approximately $25.1 million for the year ended December 31, 2005 to approximately $42.9 million for the year ended December 31, 2006, primarily due to new mortgage notes and mortgage notes assumed in connection with property acquisitions, as well as an increase in average borrowings and the interest rate under our line of credit. Average borrowings under our line of credit increased from approximately $23.1 million during 2005 to $176.7 million during 2006. Future levels of interest expense will vary, primarily based on the amounts of future borrowings and the costs of borrowings. Future borrowings will be used primarily to fund future acquisitions of real estate or interests therein. Accordingly, the amounts of future borrowings and future interest expense will largely depend on the level of additional proceeds we raise under our ongoing public offering, the opportunities to acquire real estate assets consistent with our investment objectives, and the timing of such future acquisitions.

We recognized a loss on early extinguishment of debt of approximately $1.1 million during the year ended December 31, 2006 in connection with prepaying the University Circle Buildings mortgage note in January 2006. The loss resulted from a prepayment penalty of approximately $5.7 million and a write-off of approximately $0.6 million in deferred financing costs, partially offset by a write-off of the unamortized fair value adjustment to debt of approximately $5.2 million.

Interest and other income decreased from approximately $9.6 million for the year ended December 31, 2005 to approximately $7.7 million for the year ended December 31, 2006, primarily as a result of lower average cash balances held during 2006 caused by timing differences between raising capital in our public offerings and closing on property acquisitions.

Net income and net income per share decreased from approximately $12.5 million and $0.09, respectively, for the year ended December 31, 2005 to approximately $11.3 million and $0.05, respectively, for the year ended December 31, 2006, primarily due to the decrease in interest and other income and the loss on early extinguishment of debt as described above. The increase in real estate operating income is largely offset by the increase in interest expense. We expect future real estate acquisitions to result in an increase in net income in future periods and expect future net income per share to fluctuate primarily based on the level of proceeds raised in our ongoing public offering and the rate at which we are able to invest such proceeds in income-generating real estate assets.

Comparison of the year ended December 31, 2004 vs. the year ended December 31, 2005

Rental income and tenant reimbursements increased from approximately $43.9 million and $6.8 million, respectively, for the year ended December 31, 2004 to approximately $135.0 million and $29.0 million, respectively, for the year ended December 31, 2005, primarily as a result of the growth in the portfolio during 2005 and owning the properties acquired in 2004 for a full year.

Property operating costs and asset and property management fees increased from approximately $12.8 million and $3.9 million, respectively, for the year ended December 31, 2004 to approximately $45.8 million and $13.2 million, respectively, for the year ended December 31, 2005, primarily as a result of the growth in the portfolio during 2005 and owning the properties acquired in 2004 for a full year.

Depreciation of real estate and amortization of lease costs increased from approximately $7.5 million and $12.0 million, respectively, for the year ended December 31, 2004 to approximately $24.5 million and $43.2 million, respectively, for the year ended December 31, 2005, primarily due to the acquisition of properties during 2005 and owning the properties acquired in 2004 for a full year.

General and administrative expenses increased from approximately $4.3 million for the year ended December 31, 2004 to approximately $9.1 million for the year ended December 31, 2005, primarily due to increases in administrative reimbursements payable to our advisor and Wells Management as a result of acquiring additional properties during 2005 and owning the properties acquired in 2004 for a full year. General and administrative expenses, as a percent of total revenues, decreased from approximately 9% for the year ended December 31, 2004 to approximately 6% for the year ended December 31, 2005.

Interest expense increased from approximately $17.6 million for year ended December 31, 2004 to approximately $25.1 million for the year ended December 31, 2005. The additional interest expense incurred during 2005 relates primarily to amounts drawn on our line of credit, new mortgage notes, and mortgage notes assumed in connection with acquisitions of properties during 2005, as well as 2004 borrowings being outstanding for a full year.

Interest and other income increased from approximately $2.9 million for the year ended December 31, 2004 to approximately $9.6 million for the year ended December 31, 2005, primarily as a result of interest earned on investor proceeds raised during 2005 prior to investing such proceeds in real estate assets.

We recognized net income and net income per share of approximately $12.5 million and $0.09, respectively, for the year ended December 31, 2005, as compared to net loss and net loss per share of approximately $4.6 million and $0.15, respectively, for the year ended December 31, 2004, primarily due to the increase in revenue generated from our growing portfolio of properties outpacing the increase in portfolio expenses during 2005, as compared to 2004.

Portfolio Information

As of December 31, 2006, we owned interests in 47 office properties, one industrial building, and one hotel located in 17 states and the District of Columbia. Of these properties, 43 are wholly owned and six are owned through consolidated joint ventures. As of December 31, 2006, our office and industrial properties were approximately 98% leased with an average lease term remaining of approximately 7.6 years.

As of December 31, 2006, our five highest geographic concentrations were as follows:

Location	2006 Annualized Gross Base Rents (in thousands)	Rentable Square Feet (in thousands)	Percentage of 2006 Annualized Gross Base Rents
Northern New Jersey	$38,938	2,264	13%
Cleveland	34,344	1,321	11%
Atlanta	29,740	1,777	10%
San Jose	27,297	451	9%
Houston	23,524	841	8%

	$153,843	6,654	51%

As of December 31, 2006, our five highest tenant industry concentrations were as follows:

Industry	2006 Annualized Gross Base Rents (in thousands)	Rentable Square Feet (in thousands)	Percentage of 2006 Annualized Gross Base Rents
Legal Services	$46,337	1,253	15%
Depository Institutions	45,195	1,638	15%
Communications	23,444	1,026	8%
Security & Commodity Brokers	22,246	686	7%
Business Services	21,461	1,019	7%

	$158,683	5,622	52%

As of December 31, 2006, our five highest tenant concentrations were as follows:

Tenant	2006 Annualized Gross Base Rents (in thousands)	Percentage of 2006 Annualized Gross Base Rents
Key Bank	$20,241	7%
Pershing	12,691	4%
T. Rowe Price	12,498	4%
Northrop Grumman	9,263	3%
PSE&G	8,582	3%

	$63,275	21%

For more information on our portfolio, see Item 2 above.

Funds From Operations

Funds from operations (“FFO”) is a non-GAAP financial measure and should not be viewed as an alternative to net income as a measurement of our operating performance. We believe that FFO is a beneficial indicator of the performance of equity REITs. Specifically, FFO calculations exclude factors such as depreciation and amortization of real estate assets and gains or losses from sales of operating real estate assets. As such factors can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates, FFO may provide a valuable comparison of operating performance between periods and with other REITs. Management believes that accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentation, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. We calculate FFO in accordance with the current National Association of Real Estate Investment Trust (“NAREIT”) definition. However, other REITs may not define FFO in accordance with the NAREIT definition, or may interpret the current NAREIT definition differently than we do.

As presented below, FFO is adjusted to exclude the impact of certain noncash items, such as depreciation, amortization, and gains on the sale of real estate assets. Reconciliations of net income to FFO are presented below (in thousands):

	For the year ended December 31,
	2006	2005	2004
Net income (loss)	$11,268	$12,521	$(4,562)
Add:
Depreciation of real assets	47,214	24,505	7,456
Amortization of lease-related costs	84,764	43,210	12,028

FFO	$143,246	$80,236	$14,922

Weighted-average common shares outstanding	237,373	139,680	31,372

Set forth below is additional information related to certain cash and noncash items included in or excluded from net income (loss) above, which may be helpful in assessing our operating results. In addition, cash flows generated from FFO may be used to fund all or a portion of certain capitalizable items that are excluded from FFO, such as capitalized interest, tenant improvements, building improvements, and deferred lease costs. Please see the accompanying consolidated statements of cash flows for detail of our operating, investing, and financing cash activities.

Noncash Items Included in Net Income (Loss):

•	Straight-line rental revenue of approximately $22.7 million, $15.7 million, and $5.1 million was recognized for the years ended December 31, 2006, 2005, and 2004, respectively;

•

Amortization of above-market/below-market in-place leases and lease incentives was recognized as net decreases to rental income of approximately $12.8 million, $3.9 million, and $1.4 million for the years ended December 31, 2006, 2005, and 2004, respectively;

•

Amortization of deferred financing costs of approximately $0.9 million, $1.4 million, and $5.4 million was recognized as interest expense for the years ended December 31, 2006, 2005, and 2004, respectively;

•

Approximately $1.1 million was recognized as a loss on early extinguishment of debt for the year ended December 31, 2006 in connection with prepayment of the University Circle Buildings mortgage note during January 2006; and

Cash Item Excluded from Net Income (Loss):

•

Master lease proceeds relating to previous acquisitions of approximately $6.3 million and $15.4 million were collected during the years ended December 31, 2006 and 2005, respectively. Master lease proceeds are recorded as an adjustment to the basis of real estate assets during the period acquired and, accordingly, are not included in net income or FFO. We consider master lease proceeds when determining cash available for dividends to our stockholders.

Election as a REIT

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), and have operated as such beginning with our taxable year ended December 31, 2003. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our adjusted taxable income, as defined in the Code, to our stockholders, computed without regard to the dividends-paid deduction and by excluding our net capital gain. As a REIT, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income for that year and for the four years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to our stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.

On October 4, 2005, we created Wells TRS II, LLC (“Wells TRS”), a wholly owned subsidiary of Wells REIT II that is organized as a Delaware limited liability company and includes the operations of, among other things, a full-service hotel. We have elected to treat Wells TRS as a taxable REIT subsidiary. We may perform additional, non-customary services for tenants of buildings that we own through Wells TRS, including any real estate or non-real estate related services; however, any earnings related to such services are subject to federal and state income taxes. In addition, for us to continue to qualify as a REIT, our investments in taxable REIT subsidiaries cannot exceed 20% of the value of our total assets. Wells TRS had a net operating loss on an income tax basis for the years ended December 31, 2006 and 2005. The related deferred tax asset as of December 31, 2006 and 2005 is included in prepaid and other assets in the accompanying consolidated balance sheets. The related income tax benefit for the years ended December 31, 2006 and 2005 is included in the accompanying consolidated statements of operations.

No provision for federal income taxes has been made in our accompanying consolidated financial statements, other than the provision relating to Wells TRS, as we made distributions in excess of taxable income for the periods presented. We are subject to certain state and local taxes related to property operations in certain locations, which have been provided for in our accompanying consolidated financial statements.

Inflation

We are exposed to inflation risk, as income from long-term leases is the primary source of our cash flows from operations. There are provisions in the majority of our tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include rent steps, reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements on a per-square-foot basis, or in some cases, annual reimbursement of operating expenses above a certain per-square-foot allowance. However, due to the long-term nature of the leases, the leases may not re-set frequently enough to fully cover inflation.

Application of Critical Accounting Policies

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

The critical accounting policies outlined below have been discussed with members of the audit committee of the board of directors.

Investment in Real Estate Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives. These assessments have a direct impact on net income. The estimated useful lives of our assets by class are as follows:

Buildings	40 years
Building improvements	5-25 years
Tenant improvements	Shorter of economic life or lease term
Intangible lease assets	Lease term

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, we allocate the purchase price of properties to acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases, based in each case on our estimate of their fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building based on our determination of the relative fair value of these assets. We determine the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors we consider in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, we include real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

The fair values of above-market and below-market in-place leases are recorded based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) our estimate of market rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

The fair values of in-place leases include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on our consideration of current market costs to execute a similar lease. These direct costs are included in deferred lease costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Customer relationships are valued based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. These lease intangibles are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

Estimates of the fair values of the tangible and intangible assets require us to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property is held for investment. The use of inappropriate estimates would result in an incorrect assessment of our purchase price allocations, which would impact the amount of our reported net income.

Valuation of Real Estate Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets of both operating properties and properties under construction, in which we have an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of real estate and related intangible assets may not be recoverable, we assess the recoverability of these assets by determining whether the carrying value will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we decrease the carrying value of the real estate and related intangible assets to the estimated fair values, as defined by Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and recognize an impairment loss. Estimated fair values are calculated based on the following information, in order of preference, dependent upon availability: (i) recently quoted market prices, (ii) market prices for comparable properties, or (iii) the present value of undiscounted cash flows, including estimated salvage value. We have determined that there has been no impairment in the carrying value of our real estate assets during the years ended December 31, 2006, 2005, and 2004.

Projections of expected future operating cash flows require that we estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, the number of months it takes to re-lease the property, and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property’s fair value and could result in the misstatement of the carrying value of our real estate and related intangible assets and net income.

Related-Party Transactions and Agreements

We have entered into agreements with our advisor and its affiliates, whereby we pay certain fees and reimbursements to our advisor or its affiliates, for acquisition fees, commissions, dealer-manager fees, asset and property management fees, construction fees, reimbursement of other offering costs, and reimbursement of operating costs. See Note 9 to our accompanying consolidated financial statements included herein for a discussion of the various related-party transactions, agreements, and fees.

Commitments and Contingencies

We are subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 5 of our accompanying consolidated financial statements for further explanation. Examples of such commitments and contingencies include:

•	Property under contract;

•	Operating lease obligations;

•	Obligations under capital leases;

•	Commitments under existing lease agreements; and

•	Litigation.

Events subsequent to December 31, 2006

Subsequent to December 31, 2006, we sold additional shares of common stock as more fully explained in this supplement no. 6 under the heading “Status of Our Public Offerings.” On January 4, 2007, we acquired the One Century Place Building as described under the heading “Acquisition of the One Century Place Building.” On March 27, 2007, we acquired the 120 Eagle Rock Building as described under the heading “Acquisition of the 120 Eagle Rock Building.”

On March 2, 2007, our board of directors declared dividends for the second quarter of 2007 in an amount equal to an annualized dividend of $0.60 per share to be paid in June 2007. Such quarterly dividends are payable to the stockholders of record at the close of business on each day during the period from March 16, 2007 through June 15, 2007.

EXPERTS

The consolidated financial statements and schedule of Wells Real Estate Investment Trust II, Inc. at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Wells Real Estate Investment Trust II, Inc.

We have audited the accompanying consolidated balance sheets of Wells Real Estate Investment Trust II, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wells Real Estate Investment Trust II, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/S/ ERNST & YOUNG LLP

Atlanta, Georgia

March 9, 2007

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except for share and per-share data)

	December 31,
	2006	2005
Assets:
Real estate assets, at cost:
Land	$370,971	$277,097
Buildings and improvements, less accumulated depreciation of $79,175 and $31,961 as of December 31, 2006 and 2005, respectively	1,922,523	1,589,689
Intangible lease assets, less accumulated amortization of $106,147 and $43,538 as of December 31, 2006 and 2005, respectively	458,917	390,001
Construction in progress	420	6,040

Total real estate assets	2,752,831	2,262,827
Cash and cash equivalents	46,100	35,352
Tenant receivables, net of allowance for doubtful accounts of $1,548 and $735 as of December 31, 2006 and 2005, respectively	53,372	27,887
Prepaid expenses and other assets	35,554	44,033
Deferred financing costs, less accumulated amortization of $1,535 and $614 as of December 31, 2006 and 2005, respectively	3,184	3,231
Deferred lease costs, less accumulated amortization of $52,906 and $20,929 as of December 31, 2006 and 2005, respectively	319,184	237,553
Investment in bonds	78,000	78,000

Total assets	$3,288,225	$2,688,883

Liabilities:
Line of credit and notes payable	$774,523	$832,402
Accounts payable, accrued expenses, and accrued capital expenditures	41,817	31,694
Due to affiliates	13,977	8,220
Dividends payable	7,317	5,142
Deferred income	9,138	8,387
Intangible lease liabilities, less accumulated amortization of $10,638 and $3,894 as of December 31, 2006 and 2005, respectively	92,343	62,560
Obligations under capital leases	78,000	78,000

Total liabilities	1,017,115	1,026,405
Commitments and Contingencies	—	—
Minority Interest	3,090	2,724
Stockholders’ Equity:
Common stock, $0.01 par value; 900,000,000 shares authorized; 280,119,233 and 197,403,280 shares issued and outstanding as of December 31, 2006 and 2005, respectively	2,801	1,974
Additional paid-in capital	2,491,817	1,752,162
Cumulative distributions in excess of earnings	(225,549)	(94,382)
Other comprehensive loss	(1,049)	—

Total stockholders’ equity	2,268,020	1,659,754

Total liabilities, minority interest, and stockholders’ equity	$3,288,225	$2,688,883

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per-share amounts)

	Years Ended December 31,
	2006	2005	2004
Revenues:
Rental income	$246,610	$134,972	$43,864
Tenant reimbursements	57,679	29,036	6,837
Hotel income	23,427	446	—

	327,716	164,454	50,701
Expenses:
Property operating costs	92,824	45,843	12,836
Hotel operating costs	17,523	421	—
Asset and property management fees:
Related-party	20,621	10,639	3,098
Other	4,911	2,539	823
Depreciation	47,214	24,505	7,456
Amortization	84,764	43,210	12,028
General and administrative	12,156	9,056	4,339

	280,013	136,213	40,580

Real estate operating income	47,703	28,241	10,121
Other income (expense):
Interest expense	(42,912)	(25,098)	(17,610)
Loss on early extinguishment of debt	(1,115)	—	—
Interest and other income	7,705	9,557	2,921

	(36,322)	(15,541)	(14,689)

Income (loss) before minority interest and income tax benefit	11,381	12,700	(4,568)
Minority interest in (earnings) loss of consolidated entities	(501)	(220)	6

Income (loss) before income tax benefit	10,880	12,480	(4,562)
Income tax benefit	388	41	—

Net income (loss)	$11,268	$12,521	$(4,562)

Per-share information – basic and diluted:
Net income (loss) available to common stockholders	$0.05	$0.09	$(0.15)

Weighted-average common shares outstanding - basic and diluted	237,373	139,680	31,372

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except per-share amounts)

	Common Stock		Additional Paid-in Capital	Cumulative Distributions in Excess of Earnings	Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Amount
Balance, December 31, 2003	—	$—	$1	$—	$—	$1
Issuance of common stock	79,201	792	791,220	—	—	792,012
Redemptions of common stock	(69)	(1)	(689)	—	—	(690)
Dividends ($0.49 per share)	—	—	—	(18,577)	—	(18,577)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(75,241)	—	—	(75,241)
Other offering costs	—	—	(15,828)	—	—	(15,828)
Net loss	—	—	—	(4,562)	—	(4,562)

Balance, December 31, 2004	79,132	791	699,463	(23,139)	—	677,115
Issuance of common stock	119,875	1,199	1,197,555	—	—	1,198,754
Redemptions of common stock	(1,604)	(16)	(15,304)	—	—	(15,320)
Dividends ($0.60 per share)	—	—	—	(83,764)	—	(83,764)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(113,017)	—	—	(113,017)
Other offering costs	—	—	(16,535)	—	—	(16,535)
Net income	—	—	—	12,521	—	12,521

Balance, December 31, 2005	197,403	1,974	1,752,162	(94,382)	—	1,659,754
Issuance of common stock	86,526	865	864,395	—	—	865,260
Redemptions of common stock	(3,810)	(38)	(36,236)	—	—	(36,274)
Dividends ($0.60 per share)	—	—	—	(142,435)	—	(142,435)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(77,814)	—	—	(77,814)
Other offering costs	—	—	(10,690)	—	—	(10,690)
Components of comprehensive income:
Net income	—	—	—	11,268	—	11,268
Loss on interest rate swap	—	—	—	—	(1,049)	(1,049)

Comprehensive income						10,219

Balance, December 31, 2006	280,119	$2,801	$2,491,817	$(225,549)	$(1,049)	$2,268,020

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2006	2005	2004
Cash Flows from Operating Activities:
Net income (loss)	$11,268	$12,521	$(4,562)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	47,214	24,505	7,456
Other amortization	97,755	47,146	13,422
Amortization of deferred financing costs and fair market value adjustments on notes payable	1,812	1,396	5,407
Loss on early extinguishment of debt	1,115	—	—
Minority interest in earnings (loss) of consolidated entities	501	220	(6)
Changes in assets and liabilities:
Increase in tenant receivables, net	(25,485)	(19,593)	(7,500)
Decrease (increase) in prepaid expenses and other assets	4,642	(4,609)	(1,810)
Increase in accounts payable and accrued expenses	7,460	6,450	9,907
Increase in due to affiliates	4,051	1,336	—
Increase in deferred income	751	6,979	408

Net cash provided by operating activities	151,084	76,351	22,722
Cash Flows from Investing Activities:
Investment in real estate and earnest money paid	(663,351)	(1,248,296)	(907,589)
Proceeds from master leases	6,344	15,437	—
Acquisition fees paid	(16,097)	(25,253)	(12,069)
Deferred lease costs paid	(9,374)	(4,016)	—

Net cash used in investing activities	(682,478)	(1,262,128)	(919,658)
Cash Flows from Financing Activities:
Deferred financing costs paid	(1,491)	(3,650)	(6,382)
Proceeds from line of credit and notes payable	754,076	592,363	911,607
Repayments of line of credit and notes payable	(809,253)	(360,676)	(675,620)
Prepayment penalty on early extinguishment of debt	(5,734)	—	—
Contributions from minority interest partners	—	726	—
Distributions paid to minority interest partners	(135)	(227)	—
Issuance of common stock	859,961	1,194,594	790,270
Redemptions of common stock	(32,421)	(15,320)	(690)
Dividends paid to stockholders	(140,260)	(80,586)	(16,613)
Commissions on stock sales and related dealer-manager fees paid	(71,547)	(109,424)	(72,848)
Other offering costs paid	(11,054)	(17,547)	(12,069)

Net cash provided by financing activities	542,142	1,200,253	917,655
Net increase in cash and cash equivalents	10,748	14,476	20,719
Cash and cash equivalents, beginning of period	35,352	20,876	157

Cash and cash equivalents, end of period	$46,100	$35,352	$20,876

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006, 2005, and 2004

1.	ORGANIZATION

Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”) is a Maryland corporation that has elected to be taxed as a real estate investment trust (“REIT”) for federal income tax purposes. Wells REIT II engages in the acquisition and ownership of commercial real estate properties throughout the United States, including properties that are under construction, are newly constructed, or have operating histories. Wells REIT II was incorporated on July 3, 2003 and commenced operations on January 22, 2004. Wells REIT II conducts business primarily through Wells Operating Partnership II, L.P. (“Wells OP II”), a Delaware limited partnership. Wells REIT II is the sole general partner of Wells OP II and possesses full legal control and authority over the operations of Wells OP II. Wells REIT II owns more than 99.9% of the equity interests in Wells OP II. Wells Capital, Inc. (“Wells Capital”), the external advisor to Wells REIT II, is the sole limited partner of Wells OP II. Wells OP II acquires, develops, owns, leases, and operates real properties directly, through wholly owned subsidiaries or through joint ventures. References to Wells REIT II herein shall include Wells REIT II, all subsidiaries of Wells REIT II, including consolidated joint ventures, Wells OP II, and Wells OP II’s subsidiaries. See Note 9 for a discussion of the advisory services provided by Wells Capital.

As of December 31, 2006, Wells REIT II owned interests in 47 office properties, one industrial building, and one hotel, comprising approximately 14.5 million square feet of commercial office space located in 17 states and the District of Columbia. Forty-three of the properties are wholly owned and six are owned through consolidated joint ventures. As of December 31, 2006, the office and industrial properties were approximately 98% leased.

On December 1, 2003, Wells REIT II commenced its initial public offering of up to 785.0 million shares of common stock, of which 185.0 million shares were reserved for issuance through Wells REIT II’s dividend reinvestment plan, pursuant to a Registration Statement filed on Form S-11 under the Securities Act of 1933. Except for continuing to offer shares for sale through its dividend reinvestment plan, Wells REIT II stopped offering shares for sale under its initial public offering on November 26, 2005. Wells REIT II raised gross offering proceeds of approximately $2.0 billion from the sale of approximately 197.1 million shares under its initial public offering, including shares sold under the dividend reinvestment plan through March 2006. On November 10, 2005, Wells REIT II commenced a follow-on offering of up to 300.6 million shares of common stock, of which 0.6 million shares were reserved for issuance under Wells REIT II’s dividend reinvestment plan, pursuant to a Registration Statement filed on Form S-11 under the Securities Act of 1933. On April 14, 2006, Wells REIT II amended the aforementioned registration statements to offer in a combined prospectus 300.6 million shares registered under the follow-on offering and 174.4 million unsold shares related to the dividend reinvestment plan and registered under the initial public offering. As of December 31, 2006, Wells REIT II had raised gross offering proceeds of approximately $885.0 million from the sale of approximately 88.5 million shares under the follow-on offering.

As of December 31, 2006, Wells REIT II has raised gross offering proceeds from the sale of common stock under the initial public offering and follow-on offering of approximately $2.9 billion. After deductions from such gross offering proceeds for payments of acquisition fees of approximately $56.9 million, selling commissions and dealer-manager fees of approximately $266.1 million, other organization and offering expenses of approximately $43.1 million, and common stock redemptions of approximately $54.8 million under the share redemption program, Wells REIT II had received aggregate net offering proceeds of approximately $2.4 billion. Substantially all of Wells REIT II’s net offering proceeds have been invested in real properties.

Wells REIT II’s stock is not listed on a public securities exchange. However, Wells REIT II’s charter requires that, in the event that Wells REIT II’s stock is not listed on a national securities exchange by October 2015, Wells REIT II must seek stockholder approval of either an extension or amendment of this listing deadline or to begin liquidating investments and distributing the resulting proceeds to the stockholders. In the event that Wells REIT II seeks stockholder approval for an extension or amendment to this listing date and does not obtain it, Wells REIT II will then be required to seek stockholder approval to liquidate. In this circumstance, if Wells REIT II seeks and does not obtain approval to liquidate, Wells REIT II will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

Wells REIT II’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of Wells REIT II, Wells OP II, and any variable interest entity (“VIE”) in which Wells REIT II or Wells OP II is deemed the primary beneficiary. With respect to entities that are not VIEs, Wells REIT II’s consolidated financial statements shall also include the accounts of any entity in which Wells REIT II, Wells OP II, or its subsidiaries owns a controlling financial interest and any limited partnership in which Wells REIT II, Wells OP II, or its subsidiaries owns a controlling general partnership interest. In determining whether Wells REIT II or Wells OP II has a controlling interest, the following factors are considered, among other things: the ownership of voting interests, protective rights and participatory rights of the investors.

Wells REIT II owns a 50% interest in an office tower, a full-service hotel, and a parking garage (collectively, the “Key Center Complex”) through its ownership in Key Center Properties LLC (“KCP LLC”), a joint venture between Wells REIT II and Key Center Properties Limited Partnership (“KCPLP”). Wells REIT II has a note receivable due from KCPLP for approximately $72.9 million, which approximates KCPLP’s minority interest in KCP LLC. Wells REIT II has concluded that KCP LLC and KCPLP are both VIEs in which Wells REIT II is the primary beneficiary. Accordingly, Wells REIT II has included the accounts of KCP LLC and KCPLP in the accompanying consolidated financial statements and eliminated the aforementioned note receivable and 50% minority interest in KCP LLC. The minority interest in KCPLP that is included in the accompanying consolidated balance sheets represents claims against specific, rather than general, assets and liabilities of KCPLP.

Wells REIT II owns interests in four real properties through its majority ownership in the following entities: Wells REIT II/Lincoln-Highland Landmark III, LLC, Nashoba View Ownership, LLC, and 2420 Lakemont Avenue, LLC (collectively, the “Joint Ventures”). Wells REIT II has concluded that each of the Joint Ventures should be consolidated and has, therefore, included the accounts of the consolidated Joint Ventures in the accompanying consolidated financial statements.

All significant intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Real Estate Assets

Real estate assets are stated at cost less accumulated depreciation and amortization. Amounts capitalized to real estate assets consist of the cost of acquisition or construction, application of acquisition fees incurred, and any tenant improvements or major improvements and betterments that extend the useful life of the related asset. All repairs and maintenance are expensed as incurred. Additionally, Wells REIT II capitalizes interest while the development of a real estate asset is in progress. Interest of approximately $162,000 and $4,000 was capitalized during the years ended December 31, 2006 and 2005, respectively.

Wells REIT II’s real estate assets are depreciated or amortized using the straight-line method over the following useful lives:

Building	40 years
Building improvements	5-25 years
Tenant improvements	Shorter of economic life or lease term
Intangible lease assets	Lease term

Wells REIT II continually monitors events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets of both operating properties and properties under construction, in which Wells REIT II has an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of real estate and related intangible assets may not be recoverable, Wells REIT II assesses the recoverability of these assets by determining whether the carrying value will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, Wells REIT II decreases the carrying value of the real estate and related intangible assets to the estimated fair values, as defined by Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and recognizes an impairment loss. Estimated fair values are calculated based on the following information in order of preference, dependent upon availability: (i) recently quoted market prices, (ii) market prices for comparable properties, or (iii) the present value of undiscounted cash flows, including estimated salvage value. Wells REIT II has determined that there has been no impairment in the carrying value of real estate assets held by Wells REIT II to date.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, Wells REIT II allocates the purchase price of properties to acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases, based in each case on Wells REIT II’s estimate of their fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building based on management’s determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand.

The fair values of above-market and below-market in-place leases are recorded based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of market rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

The fair values of in-place leases include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. These direct lease origination costs are included in deferred lease costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Customer relationships are valued based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. These lease intangibles are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

As of December 31, 2006 and 2005, Wells REIT II had gross above-market in-place leases of approximately $147.7 million and $122.8 million, respectively, and gross intangible absorption period costs of approximately $417.3 million and $310.7 million, respectively, which are recorded as intangible lease assets. As of December 31, 2006 and 2005, Wells REIT II had gross intangible lease origination costs of approximately $354.1 million and $253.9 million, respectively, which are included in deferred lease costs, and gross below-market in-place leases of approximately $103.0 million and $66.5 million, respectively, which are recorded as intangible lease liabilities.

During the years ended December 31, 2006, 2005, and 2004, Wells REIT II recognized amortization expense related to intangible lease origination and absorption period costs of approximately $84.1 million, $43.1 million, and $12.0 million, respectively. In addition, Wells REIT II recognized amortization of above-market and below-market in-place leases of approximately $12.8 million, $3.9 million, and $1.4 million for the years ended December 31, 2006, 2005, and 2004, respectively, as a net decrease to rental income.

The net intangible assets and liabilities as of December 31, 2006 will be amortized as follows (in thousands):

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
For the year ending December 31:	Above-Market In-Place Lease Assets	Absorption Period Costs
2007	$19,179	$56,122	$39,682	$9,812
2008	18,533	51,806	38,955	9,806
2009	17,302	45,999	37,466	9,759
2010	16,227	41,280	35,591	9,551
2011	14,246	35,558	31,764	9,194
Thereafter	36,105	106,560	118,754	44,221

	$121,592	$337,325	$302,212	$92,343

Weighted-Average Amortization Period	7 years	7 years	9 years	11 years

Cash and Cash Equivalents

Wells REIT II considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value, and consist of investments in money market accounts.

Tenant Receivables, net

Tenant receivables are comprised of rental and reimbursement billings due from tenants and the cumulative amount of future adjustments necessary to present rental income on a straight-line basis. Tenant receivables are recorded at the original amount earned, less an allowance for any doubtful accounts, which approximates fair value. Management assesses the realizability of tenant receivables on an ongoing basis and provides for allowances as such balances, or portions thereof, become uncollectible. Wells REIT II adjusted the allowance for doubtful accounts by recording provisions for bad debts of approximately $813,000, $365,000, and $432,000 for the years ended December 31, 2006, 2005, and 2004, respectively, which is included in general and administrative expenses in the accompanying consolidated statements of operations.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets are primarily comprised of escrow accounts held by lenders to pay future real estate taxes, insurance and tenant improvements, earnest money paid in connection with future acquisitions and borrowings, other escrow accounts created in connection with the acquisition of real estate assets, notes receivable, deferred tax asset, prepaid taxes, insurance and operating costs, hotel inventory, and the fair value of an interest rate swap agreement. Prepaid expenses and other assets will be expensed as incurred or reclassified to other asset accounts upon being put into service in future periods. Balances without future economic benefit are written off as they are identified.

Deferred Financing Costs

Deferred financing costs are comprised of costs incurred in connection with securing financing from third-party lenders and are capitalized and amortized on a straight-line basis over the term of the related financing arrangements. Wells REIT II recognized amortization of deferred financing costs for the years ended December 31, 2006, 2005, and 2004 of approximately $0.9 million, $1.4 million, and $5.4 million, respectively, which is included in interest expense in the accompanying consolidated statements of operations.

Deferred Lease Costs

Deferred lease costs are comprised of costs incurred to acquire operating leases, including intangible lease origination costs, and are capitalized and amortized on a straight-line basis over the terms of the related leases. Wells REIT II recognized amortization of deferred lease costs of approximately $32.0 million, $16.2 million, and $4.7 million for the years ended December 31, 2006, 2005, and 2004, respectively, the majority of which is recorded as amortization. Upon receiving notification of a tenant’s intention to terminate a lease, unamortized deferred lease costs are written off.

Investment in Bonds and Obligations Under Capital Leases

In connection with the acquisition of certain real estate assets, Wells REIT II has assumed investments in bonds and corresponding obligations under capital leases. Wells REIT II records the bonds at net principal value and obligations under capital leases at the present value of the expected payments. The related amounts of interest income and expense are recognized as earned in equal amounts and, accordingly, do not impact net income (loss).

Line of Credit and Notes Payable

Certain mortgage notes included in line of credit and notes payable in the accompanying consolidated balance sheets were assumed upon the acquisition of real properties. When debt is assumed, Wells REIT II adjusts the loan to fair value with a corresponding adjustment to building. The fair value adjustment is amortized to interest expense over the term of the loan using the effective interest method.

Minority Interest

Minority interest represents the equity interests of consolidated subsidiaries that are not owned by Wells REIT II. Minority interest is adjusted for contributions, distributions and earnings (loss) attributable to the minority interest partners of the consolidated joint ventures. Pursuant to the terms of the consolidated joint venture agreements, all earnings and distributions are allocated to partners in accordance with the terms of the respective partnership agreements. Earnings allocated to such minority interest partners are recorded as minority interest in (earnings) loss of consolidated entities in the accompanying consolidated statements of operations.

Preferred Stock

Wells REIT II is authorized to issue up to 100,000,000 shares of one or more classes or series of preferred stock with a par value of $0.01 per share. Wells REIT II’s board of directors may determine the relative rights, preferences, and privileges of each class or series of preferred stock issued, which may be more beneficial than the rights, preferences, and privileges attributable to Wells REIT II’s common stock. To date, Wells REIT II has not issued any shares of preferred stock.

Common Stock

The par value of Wells REIT II’s issued and outstanding shares of common stock is classified as common stock, with the remainder allocated to additional paid-in capital.

Dividends

In order to maintain its status as a REIT, Wells REIT II is required by the Internal Revenue Code of 1986, as amended (the “Code”), to make distributions to stockholders each taxable year equal to at least 90% of its REIT taxable income, computed without regard to the dividends-paid deduction and by excluding net capital gains attributable to stockholders (“REIT taxable income”).

Dividends to be distributed to the stockholders are determined by the board of directors of Wells REIT II and are dependent upon a number of factors relating to Wells REIT II, including funds available for payment of dividends, financial condition, the timing of property acquisitions, capital expenditure requirements and annual distribution requirements in order to maintain Wells REIT II’s status as a REIT under the Code.

Interest Rate Swap Agreements

Wells REIT II has entered into interest rate swap agreements to hedge its exposure to changing interest rates on variable rate debt instruments. Wells REIT II accounts for interest rate swap agreements in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Accordingly, the fair value of all interest rate swap agreements are included in either prepaid expenses and other assets or accounts payable, accrued expenses, and accrued capital expenditures in the accompanying consolidated balance sheets. The change in fair value of the effective portion of an interest rate swap agreement that is designated as a hedge is recorded as other comprehensive income (loss) in the accompanying consolidated statement of stockholders’ equity. All other changes in fair values of interest rate swap agreements are recorded as other income (expense) in the accompanying consolidated statements of operations. Net amounts received or paid under interest rate swap agreements are recorded as adjustments to interest expense as incurred.

Financial Instruments

Wells REIT II considers its cash and cash equivalents, accounts receivables, accounts payable, investment in bonds, obligations under capital leases, line of credit, and notes payable to meet the definition of financial instruments. As of December 31, 2006 and 2005, the carrying value of cash and cash equivalents, accounts receivables, accounts payable, investment in bonds, and obligations under capital leases approximated their fair value. As of December 31, 2006 and 2005, the estimated fair value of Wells REIT II’s line of credit and notes payable was approximately $769.2 million and $824.0 million, respectively.

Revenue Recognition

All leases on real estate assets held by Wells REIT II are classified as operating leases, and the related base rental income is generally recognized on a straight-line basis over the terms of the respective leases. Tenant reimbursements are recognized as revenue in the period that the related operating cost is incurred and are billed to tenants pursuant to the terms of the underlying leases. Rental income and tenant reimbursements collected in advance are recorded as deferred income in the accompanying consolidated balance sheets. Other rental income is recognized once the tenant has lost the right to lease the space and Wells REIT II has satisfied all obligations under the related lease or lease termination agreement.

In conjunction with certain acquisitions, Wells REIT II has entered into master lease agreements with various sellers whereby the sellers are obligated to pay rent pertaining to certain non-revenue producing spaces either at the time of, or subsequent to, the property acquisition. These master leases were established at the time of acquisition to mitigate the potential negative effects of lost rental revenues and expense reimbursement income. Wells REIT II records payments received under master lease agreements as a reduction of the basis of the underlying property rather than rental income. Wells REIT II received proceeds from master leases of $6.3 million, $15.4 million, and $0 during the years ended December 31, 2006, 2005, and 2004, respectively. In addition, as of December 31, 2006 and 2005, approximately $0 and $0.6 million, respectively, of master lease proceeds were held in escrow, which are included in prepaid expenses and other assets in the accompanying consolidated balance sheets.

Wells REIT II owns an interest in a full-service hotel. Revenues derived from the operations of the hotel include, but are not limited to, revenues from rental of rooms, food and beverage sales, telephone usage, and other service revenues. Revenue is recognized when rooms are occupied, when services have been performed, and when products are delivered.

Stock-based Compensation

SFAS No. 123 (Revised 2004), Share-Based Payment (“SFAS 123-R”), which replaces SFAS No. 123, Accounting and Disclosure for Stock-Based Compensation, and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, became effective on January 1, 2006 and applies to all transactions involving the issuance of equity securities, including, among others, common stock and stock options, in exchange for goods and services. Pursuant to SFAS 123-R, Wells REIT II recognizes the fair values of all stock options granted to directors or employees over the respective weighted-average vesting periods. To date, the options granted by Wells REIT II have not had significant values.

Earnings Per Share

Earnings per share are calculated based on the weighted-average number of common shares outstanding during each period. Outstanding stock options have been excluded from the diluted earnings per share calculation, as their impact would be anti-dilutive using the treasury stock method because the exercise price of the options exceeds the current offering price of Wells REIT II’s common stock.

Income Taxes

Wells REIT II has elected to be taxed as a REIT under the Code and has operated as such beginning with its taxable year ended December 31, 2003. To qualify as a REIT, Wells REIT II must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its REIT taxable income to its stockholders. As a REIT, Wells REIT II generally is not subject to income tax on income it distributes to stockholders. Wells REIT II is subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in the accompanying consolidated financial statements.

On October 4, 2005, Wells REIT II created Wells TRS II, LLC (“Wells TRS”), a wholly owned subsidiary of Wells REIT II that is organized as a Delaware limited liability company and includes the operations of, among other things, a full-service hotel. Wells REIT II has elected to treat Wells TRS as a taxable REIT subsidiary. Wells REIT II may perform additional, non-customary services for tenants of buildings owned by Wells REIT II through Wells TRS, including any real estate or non-real estate related services; however, any earnings related to such services are subject to federal and state income taxes. In addition, for Wells REIT II to continue to qualify as a REIT, Wells REIT II’s investments in taxable REIT subsidiaries cannot exceed 20% of the value of the total assets of Wells REIT II. In accordance with SFAS No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted rates expected to be in effect when the temporary differences reverse.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period financial statement presentation.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures required for fair value measurements under GAAP. SFAS 157 emphasizes that fair value is a market-based measurement, as opposed to a transaction-specific measurement. SFAS 157 will be effective for Wells REIT II beginning January 1, 2008. Wells REIT II is currently assessing the provisions and evaluating the financial statement impact of SFAS 157 on its consolidated financial statements and accompanying notes.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for Wells REIT II beginning December 31, 2006. The adoption of this guidance has not had a material impact on Wells REIT II’s consolidated financial statements or accompanying notes.

In July 2006, the FASB issued Financial Accounting Standards Board Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the relevant criteria and approach for the recognition, derecognition, and measurement of uncertain tax positions. FIN 48 will be effective for Wells REIT II beginning January 1, 2007. Wells REIT II is in the process of evaluating the impact of FIN 48 on its consolidated financial statements and accompanying notes.

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS 154”), which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 changes the method to account for and report changes in accounting principles and corrections of errors. Previously, most voluntary changes in accounting principles required recognition as a cumulative effect adjustment to net income during the period in which the change was adopted. Conversely, in circumstances where applicable accounting guidance does not include specific transition provisions, SFAS 154 requires retrospective application to prior periods’ unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 was effective for Wells REIT II beginning January 1, 2006 and has not had an impact on its consolidated financial statements or accompanying notes.

3.	REAL ESTATE ACQUISITIONS

As of December 31, 2006, Wells REIT II owned interests in 49 properties with aggregate purchase prices of approximately $3.1 billion. These interests were obtained through the acquisition of 18 properties during the year ended December 31, 2004 for an aggregate purchase price of approximately $1.0 billion, exclusive of closing costs and acquisition fees, the acquisition of 21 properties during the year ended December 31, 2005 for an aggregate purchase price of approximately $1.5 billion, exclusive of closing costs and acquisition fees, and the acquisition of the following 10 properties during the year ended December 31, 2006 (dollars in thousands):

Property	Acquisition Date	Location	Approximate Square Feet	Purchase Price (1)
LakePointe 3 (2)	April 7, 2006	Charlotte, NC	111,000	$9,958
One SanTan	April 18, 2006	Chandler, AZ	134,000	32,113
Two SanTan	April 18, 2006	Chandler, AZ	134,000	27,091
263 Shuman Boulevard	July 20, 2006	Naperville, IL	354,000	55,318
11950 Corporate Boulevard	August 9, 2006	Orlando, FL	227,000	44,000
Edgewater Corporate Center	September 6, 2006	Lancaster, SC	180,000	35,502
4300 Centreway Place	September 19, 2006	Arlington, TX	139,000	19,250
80 Park Plaza	September 21, 2006	Newark, NJ	1,000,000	147,500
International Financial Tower	October 31, 2006	Jersey City, NJ	630,000	193,600
Sterling Commerce	December 21, 2006	Irving, TX	309,000	62,000

Total			3,218,000	$626,332

(1)	Purchase prices are presented exclusive of closing costs and acquisition fees.
(2)	Land was purchased in December 2005; however, construction of the building was completed in April 2006.

4.	LINE OF CREDIT AND NOTES PAYABLE

The following table summarizes the terms of Wells REIT II’s indebtedness outstanding as of December 31, 2006 and 2005 (in thousands):

Facility	Rate	Term Debt or Interest Only	Maturity	Amount Outstanding as of December 31,
				2006	2005
Line of credit	6.30% - $86.0 million 6.32% - $40.0 million	Interest Only	5/9/2008	$126,000	$214,000
100 East Pratt Street Building mortgage note	5.08%	Interest Only	6/11/2017	105,000	105,000
Wildwood Buildings mortgage note	5.00%	Interest Only	12/1/2014	90,000	90,000
5 Houston Center Building mortgage note	5.00%	Interest Only	10/1/2008	90,000	90,000
Manhattan Towers Building mortgage note	5.65%	Interest Only	1/6/2017	75,000	—
One West Fourth Street Building mortgage note	5.80%	Term Debt	12/10/2018	48,414	49,662
80 Park Plaza Building mortgage note	LIBOR + 130bp(1)	Interest Only (2)	9/21/2016	46,667	—
800 North Frederick Building mortgage note	4.62%	Interest Only	11/11/2011	46,400	46,400
SanTan Corporate Center mortgage note	5.83%	Interest Only	10/11/2016	39,000	—
Highland Landmark Building mortgage note	4.81%	Interest Only	1/10/2012	30,840	30,840
9 Technology Drive Building mortgage note	4.31%	Interest Only	2/1/2008	23,800	23,800
One and Four Robbins Road Buildings mortgage note	5.07%	Interest Only	9/5/2010	23,000	23,000
LakePointe 3 construction loan	LIBOR + 100bp(3)	Interest Only	12/31/2007	17,027	6,476
Key Center Complex mortgage notes	5.43%	Interest Only	4/16/2012 & 11/30/2012	13,375	12,571
University Circle Buildings mortgage note	6.04%	Term Debt	1/1/2011	—	122,932
Finley Road and Opus Place Buildings mortgage note	3.74%	Interest Only	2/4/2006	—	17,721

Total indebtedness				$774,523	$832,402

(1)

Wells REIT II is party to an interest rate swap agreement, which generally fixes its interest rate on the 80 Park Plaza Building mortgage note at 6.575% per annum, and terminates on September 21, 2016.

(2)	Principal and interest accrue over the term of the note and become payable at maturity. Interest compounds monthly.
(3)

The LakePointe 3 construction loan represents a construction loan to fund up to $17.1 million of the costs to build an office building in Charlotte, North Carolina. Wells REIT II was party to an interest rate swap agreement, which generally fixed its interest rate on the LakePointe 3 construction loan at 4.84% per annum, and terminated on February 2, 2007.

The line of credit represents a $400.0 million unsecured revolving financing facility (the “Wachovia Line of Credit”) with a syndicate of banks led by Wachovia Bank, N.A. (“Wachovia”). Wells REIT II can borrow up to 50% of the unencumbered asset value, or the aggregate value of a subset of lender-approved properties. Unencumbered asset value is calculated as the annualized net operating income of the lender-approved properties owned for four consecutive fiscal quarters divided by 8.25%, plus the book value, computed in accordance with GAAP, of such properties acquired during the most recently ended four fiscal quarters, plus the GAAP book value of construction-in-process properties included in the lender-approved subset (the “borrowing capacity”). As of December 31, 2006, Wells REIT II had a remaining borrowing capacity of up to approximately $231.5 million under the Wachovia Line of Credit.

The Wachovia Line of Credit contains borrowing arrangements that include interest costs based on, at the option of Wells REIT II, LIBOR for 7-, 30-, 60-, 90-, or 180-day periods, plus an applicable margin ranging from 0.85% to 1.20% (“LIBOR Loans”), or the floating base rate. The applicable margin for LIBOR Loans is based on the ratio of debt to total asset value. The base rate for any day is the higher of Wachovia’s prime rate for such day or the Federal Funds Rate for such day plus 50 basis points. Under the terms of the Wachovia Line of Credit, accrued interest shall be payable in arrears on the first day of each calendar month. In addition, unused fees are assessed on a quarterly basis at a rate of 0.125% or 0.175% per annum of the amount by which the facility exceeds outstanding borrowings plus letters of credit. The maturity date of May 9, 2008 may be extended to May 9, 2009 if Wells REIT II seeks an extension and meets the related conditions set forth in the agreement. Wells REIT II can repay the Wachovia Line of Credit at any time without premium or penalty. The interest rate as of December 31, 2006 was 6.30% on $86.0 million of the outstanding balance and 6.32% on the remaining $40.0 million. The interest rate as of December 31, 2005 was 5.23% on $134.0 million of the outstanding balance and 5.31% on the remaining $80.0 million.

As of December 31, 2006 and 2005, Wells REIT II’s weighted-average interest rate on its line of credit and notes payable was approximately 5.43% and 5.21%, respectively. Wells REIT II made interest payments, including amounts capitalized, of approximately $36.3 million, $16.7 million, and $8.1 million during the years ended December 31, 2006, 2005, and 2004, respectively. These interest payments exclude a $5.7 million prepayment penalty paid in 2006 related to the University Circle Buildings mortgage note, which is recorded as a component of the loss on early extinguishment of debt in the accompanying consolidated statements of operations.

The following table summarizes the aggregate maturities of Wells REIT II’s indebtedness as of December 31, 2006 (in thousands):

2007	$17,796
2008	240,663
2009	962
2010	24,067
2011	47,578
Thereafter	443,457

Total	$774,523

5.	COMMITMENTS AND CONTINGENCIES

Property Under Contract

On December 27, 2006, Wells REIT II entered into an agreement to acquire an 8-story office building containing approximately 539,000 rentable square feet located on an approximate 28.2-acre tract of land at 26 Century Boulevard in Nashville, Tennessee (the “One Century Place Building”) for a total contract price of $72.0 million, exclusive of closing costs. In connection with the execution of this agreement, Wells REIT II paid a deposit of

$750,000 to an escrow agent, which is included in prepaid expenses and other assets in the accompanying consolidated balance sheets. On January 4, 2007, Wells REIT II closed on the acquisition of the One Century Place Building.

Obligations Under Operating Leases

Wells REIT II owns one property that is subject to a ground lease with an expiration date of December 31, 2058. As of December 31, 2006, the remaining required payments under the terms of this ground lease are as follows (in thousands):

2007	$60
2008	60
2009	60
2010	60
2011	60
Thereafter	2,820

Total	$3,120

Obligations Under Capital Leases

Certain properties are subject to ground leases, which meet the qualifications of a capital lease. Each of such obligations require payments equal to the amounts of principal and interest receivable of related investments in bonds, which mature in 2012. The required payments under the terms of the leases are as follows as of December 31, 2006 (in thousands):

2007	$4,680
2008	4,680
2009	4,680
2010	4,680
2011	4,680
Thereafter	81,300

104,700
Amounts representing interest	(26,700)

Total	$78,000

Commitments Under Existing Lease Agreements

Certain lease agreements include provisions that, at the option of the tenant, may obligate Wells REIT II to expend capital to expand an existing property or provide other expenditures for the benefit of the tenant. As of December 31, 2006, no tenants have exercised such options that had not been materially satisfied.

Litigation

Wells REIT II is from time to time a party to legal proceedings, which arise in the ordinary course of its business. Wells REIT II is not currently involved in any legal proceedings for which the outcome is reasonably likely to have a material adverse effect on the results of operations or financial condition of Wells REIT II. Wells REIT II is not aware of any such legal proceedings contemplated by governmental authorities.

6.	STOCKHOLDERS’ EQUITY

Stock Option Plan

Wells REIT II maintains a stock option plan that provides for grants of “non-qualified” stock options to be made to selected employees of Wells Capital and Wells Management Company, Inc. (“Wells Management”) (the “Stock Option Plan”). A total of 750,000 shares have been authorized and reserved for issuance under the Stock Option Plan. As of December 31, 2006, no stock options have been granted under the plan.

Under the Stock Option Plan, the exercise price per share for the options must be the greater of (1) $11.00 or (2) the fair market value (as defined in the Stock Option Plan) on the date the option is granted. The conflicts committee of Wells REIT II’s board of directors, upon recommendation and consultation with Wells Capital, may grant options under the plan. The conflicts committee has the authority to set the term and vesting period of the stock options as long as no option has a term greater than five years from the date the stock option is granted. In the event of a corporate transaction or other recapitalization event, the conflicts committee will adjust the number of shares, class of shares, exercise price, or other terms of the Stock Option Plan to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Stock Option Plan or with respect to any option as necessary. No stock option may be exercised if such exercise would jeopardize Wells REIT II’s status as a REIT under the Code, and no stock option may be granted if the grant, when combined with those issuable upon exercise of outstanding options or warrants granted to Wells REIT II’s advisor, directors, officers, or any of their affiliates, would exceed 10% of Wells REIT II’s outstanding shares. No option may be sold, pledged, assigned, or transferred by an option holder in any manner other than by will or the laws of descent or distribution.

Independent Director Stock Option Plan

Wells REIT II maintains an independent director stock option plan that provides for grants of stock to be made to independent directors of Wells REIT II (the “Director Plan”). A total of 100,000 shares have been authorized and reserved for issuance under the Director Plan.

Under the Director Plan, options to purchase 2,500 shares of common stock at $12.00 per share are granted upon initially becoming an independent director of Wells REIT II. Of these options, 20% are exercisable immediately on the date of grant. An additional 20% of these options become exercisable on each anniversary for four years following the date of grant. Additionally, effective on the date of each annual stockholder meeting, beginning in 2004, each independent director will be granted options to purchase 1,000 additional shares of common stock at the greater of (1) $12.00 per share or (2) the fair market value (as defined in the Director Plan) on the last business day preceding the date of the annual stockholder meeting. These options are 100% exercisable two years after the date of grant. All options granted under the Director Plan expire no later than the tenth anniversary of the date of grant and may expire sooner if the independent director dies, is disabled, or ceases to serve as a director. In the event of a corporate transaction or other recapitalization event, the conflicts committee will adjust the number of shares, class of shares, exercise price, or other terms of the Director Plan to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Director Plan or with respect to any option as necessary. No stock option may be exercised if such exercise would jeopardize Wells REIT II’s status as a REIT under the Code, and no stock option may be granted if the grant, when combined with those issuable upon exercise of outstanding options or warrants granted to Wells REIT II’s advisor, directors, officers, or any of their affiliates, would exceed 10% of Wells REIT II’s outstanding shares. No option may be sold, pledged, assigned, or transferred by an independent director in any manner other than by will or the laws of descent or distribution.

A summary of stock option activity under Wells REIT II’s Director Plan during the years ended December 31, 2006, 2005, and 2004 follows:

	Number	Exercise Price	Exercisable
Outstanding as of December 31, 2003	—	—	—
Granted	28,000	$12

Outstanding as of December 31, 2004	28,000	$12	4,000
Granted	8,000	$12

Outstanding as of December 31, 2005	36,000	$12	8,000
Granted	7,000	$12
Terminated (1)	(3,000)	$12

Outstanding as of December 31, 2006	40,000	$12	19,000

(1)

One of Wells REIT II’s independent directors passed away in 2006, prior to the date of the annual meeting. Of the 4,500 options granted to this director, 1,500 options are exercisable by his estate for a period of one year following his death. The remaining 3,000 shares were terminated and are available for future issuance under the plan.

Wells REIT II implemented SFAS 123-R using the modified prospective transition method, under which compensation expense is required to be recognized over the remaining requisite service period for the estimated fair values of (i) the unvested portion of previously issued awards that remain outstanding as of January 1, 2006 and (ii) any awards issued, modified, repurchased, or cancelled after January 1, 2006. Based on the following assumptions, the fair value of options granted under the Independent Director Plan in 2006, 2005, and 2004 is insignificant. Wells REIT II estimated the fair value of such options using the Black-Scholes-Merton model with the following assumptions:

	2006	2005	2004
Risk-free rate	4.61%	3.81%	3.88%
Projected future dividend yield	6.00%	6.00%	6.00%
Expected life of the options	6 years	6 years	6 years
Volatility	0.161	0.168	0.212

As none of the options described above have been exercised, Wells REIT II does not have relevant historical data on which to base an estimate of the expected life of the independent director options. The expected life of such options has been estimated to equal one-half of the sum of the contractual term (10 years), plus the weighted-average vesting period (2 years). As Wells REIT II’s common stock is not publicly traded, Wells REIT II does not have relevant historical data on which to base an estimate of volatility in the value of such options. The volatility of such options has been estimated to equal the average fluctuations in historical stock prices of publicly traded companies that are otherwise similar to Wells REIT II. The weighted-average contractual remaining life for options that were exercisable as of December 31, 2006 was approximately seven years.

Dividend Reinvestment Plan

Wells REIT II maintains the Dividend Reinvestment Plan (“DRP”) that allows common stockholders to elect to reinvest an amount equal to the dividends declared on their common shares in additional shares of Wells REIT II’s common stock in lieu of receiving cash dividends. Under the DRP, shares may be purchased by participating stockholders at the higher of $9.55 per share or 95% of the estimated per-share value, as estimated by Wells Capital or another firm chosen by the board of directors for that purpose. Participants in the DRP may purchase fractional shares so that 100% of the dividends will be used to acquire shares of Wells REIT II’s stock. The board of directors, by majority vote, may amend or terminate the DRP for any reason, provided that any amendment that adversely affects the rights or obligations of a participant (as determined in the sole discretion of the board of directors) will only take effect upon 10 days’ written notice to participants.

Share Redemption Program

Wells REIT II maintains a Share Redemption Program (“SRP”), amended effective September 9, 2006, for stockholders who hold their shares for more than one year, subject to certain limitations. The SRP provides that for Ordinary Redemptions (those that do not occur within two years of death or “qualifying disability,” as defined in the SRP), the initial price at which Wells REIT II may repurchase a share of common stock is $9.10 per share, or 91% of the price paid for those shares sold for less than $10.00 per share. This redemption price is expected to remain fixed until three years after Wells REIT II completes its offering stage. Wells REIT II will view its offering stage as complete upon the termination of its first public equity offering that is followed by a one-year period during which it does not engage in another public equity offering (other than secondary offerings or offerings related to a DRP, employee benefit plan, or the issuance of shares upon redemption of interests in Wells OP II). Thereafter, the redemption price for Ordinary Redemptions would equal 95% of the per-share value of Wells REIT II as estimated by Wells Capital or another firm chosen by the board of directors for that purpose.

Redemptions sought within two years of the death or “qualifying disability” of a stockholder do not require a one-year holding period, and the redemption price is the amount paid for the shares until three years after completion of the above-mentioned offering stage. At that time, the redemption price would be the higher of the amount paid for the shares or 100% of the estimated per-share value of Wells REIT II.

The limits on Wells REIT II’s ability to redeem shares under the amended program are set forth below:

•	Wells REIT II will not make an Ordinary Redemption until one year after the issuance of the share to be redeemed.

•

Wells REIT II will not redeem shares on any redemption date to the extent that such redemptions would cause the amount paid for Ordinary Redemptions since the beginning of the then-current calendar year to exceed 50% of the net proceeds from the sale of shares under Wells REIT II’s DRP during such period.

•	Wells REIT II will limit Ordinary Redemptions and those upon the qualifying disability of a stockholder so that the aggregate of such redemptions during any calendar year do not exceed:

•	100% of the net proceeds from Wells REIT II’s DRP during the calendar year or

•	5% of the weighted-average number of shares outstanding in the prior calendar year.

Although there is no limit under the SRP on the number of shares Wells REIT II may redeem upon the death of stockholders, Wells REIT II is under no obligation to redeem such shares to the extent such redemptions would cause total redemptions to exceed the two limits set forth immediately above.

The board of directors may amend, suspend, or terminate the SRP at any time with 30 days’ notice. Approximately 3.8 million and 1.6 million shares were redeemed under the SRP, during the years ended December 31, 2006 and 2005, respectively.

7.	OPERATING LEASES

Wells REIT II’s real estate assets are leased to tenants under operating leases for which the terms vary, including certain provisions to extend the lease agreement, options for early terminations subject to specified penalties, and other terms and conditions as negotiated. Wells REIT II retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Amounts required as security deposits vary depending upon the terms of the respective leases and the creditworthiness of the tenant, however generally are not significant. Therefore, exposure to credit risk exists to the extent that the receivables exceed this amount. Security deposits related to tenant leases are included in accounts payable, accrued expenses, and accrued capital expenditures in the accompanying consolidated balance sheets.

Wells REIT II’s tenants are generally of “investment-grade” quality and there are no significant concentrations of credit risk within any particular tenant. Tenants in the legal services and depository institution industries each comprise 15% of Wells REIT II’s 2006 annualized gross base rent. Wells REIT II’s properties are located in 17 states and the District of Columbia. As of December 31, 2006, approximately 13%, 11%, and 10% of Wells REIT II’s office and industrial properties are located in Northern New Jersey, metropolitan Cleveland, and metropolitan Atlanta, respectively.

The future minimum rental income from Wells REIT II’s investment in real estate assets under non-cancelable operating leases, excluding properties under development, as of December 31, 2006 is as follows (in thousands):

2007	$265,003
2008	262,710
2009	260,624
2010	251,688
2011	224,507
Thereafter	942,506

Total	$2,207,038

8.	SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES

Outlined below are significant noncash investing and financing transactions for the years ended December 31, 2006, 2005, and 2004 (in thousands):

	Years Ended December 31,
	2006	2005	2004
Investment in real estate funded with other assets	$3,521	$345	$—

Acquisition fees applied to real estate assets	$17,199	$24,074	$15,646

Other assets assumed upon acquisition of properties	$—	$9,378	$—

Assumption of bonds and related obligations under capital leases upon acquisition of properties	$—	$—	$78,000

Notes payable assumed upon acquisition of properties	$—	$225,932	$115,485

Proceeds from note payable placed in escrow	$1,644	$23,912	$—

Fair market value adjustments to increase (decrease) notes payable upon acquisition of properties	$—	$366	$(967)

Other liabilities assumed upon acquisition of properties	$964	$12,622	$3,822

Accrued capital expenditures and deferred lease costs	$8,518	$4,562	$4,148

Accrued redemptions of common stock	$3,853	$—	$—

Loss on interest rate swap	$1,049	$—	$—

Acquisition fees due to affiliate	$3,499	$2,397	$3,759

Commissions on stock sales and related dealer-manager fees due to affiliate	$1,052	$84	$651

Other offering costs due to affiliate	$2,383	$2,747	$3,759

Dividends payable	$7,317	$5,142	$1,964

Contributions from minority interest partners	$—	$793	$1,112

Discounts applied to issuance of common stock	$5,299	$4,160	$1,742

9.	RELATED-PARTY TRANSACTIONS

Advisory Agreement

Wells REIT II and Wells Capital are party to an advisory agreement (the “Advisory Agreement”) under which Wells Capital receives the following fees and reimbursements:

•	Reimbursement of organization and offering costs paid by Wells Capital on behalf of Wells REIT II, not to exceed 2.0% of gross offering proceeds;

•

Acquisition fees of 2.0% of gross offering proceeds, subject to certain limitations; Wells REIT II also reimburses Wells Capital for expenses it pays to third parties in connection with acquisitions or potential acquisitions;

•

Monthly asset management fees equal to one-twelfth of 0.75% of the cost of (i) all properties of Wells REIT II and (ii) investments in joint ventures. The amount of these fees paid in any calendar quarter may not exceed 0.25% of the net asset value of those investments at each quarter-end after deducting debt used to acquire or refinance properties;

•

Reimbursement for all costs and expenses Wells Capital incurs in fulfilling its duties as the asset portfolio manager, including (i) wages and salaries and other employee-related expenses of Wells Capital’s employees, who perform a full range of real estate services for Wells REIT II, including management, administration, operations, and marketing, and are billed to Wells REIT II based on the amount of time spent on Wells REIT II by such personnel, provided that such expenses are not reimbursed if incurred in connection with services for which Wells Capital receives a disposition fee (described below) or an acquisition fee, and (ii) amounts paid for IRA custodial service costs allocated to Wells REIT II accounts;

•

For any property sold by Wells REIT II, a disposition fee equal to 1.0% of the sales price, with the limitation that the total real estate commissions (including such disposition fee) for any Wells REIT II property sold may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property;

•	Incentive fee of 10% of net sales proceeds remaining after stockholders have received distributions equal to the sum of the stockholders’ invested capital plus an 8% return of invested capital; and

•	Listing fee of 10% of the excess by which the market value of the stock plus dividends paid prior to listing exceeds the sum of 100% of the invested capital plus an 8% return on invested capital.

Either party may terminate the Advisory Agreement without cause or penalty upon providing 60 days’ written notice to the other. Under the terms of the Advisory Agreement, Wells REIT II is required to reimburse Wells Capital for certain organization and offering costs up to the lesser of actual expenses or 2% of gross equity proceeds raised. As of December 31, 2006, Wells REIT II has incurred and charged to additional paid-in capital cumulative other offering costs of approximately $31.7 million related to the initial public offering and $11.4 million related to the follow-on offering, which represents approximately 1.6% and 1.3% of cumulative gross proceeds raised by Wells REIT II under each offering, respectively.

Dealer-Manager Agreement

Wells REIT II is party to a Dealer-Manager Agreement with Wells Investment Securities, Inc. (“WIS”), whereby WIS, an affiliate of Wells Capital, performs the dealer-manager function for Wells REIT II. For these services, WIS earns a commission of up to 7% of the gross offering proceeds from the sale of the shares of Wells REIT II, of which substantially all is re-allowed to participating broker dealers. Effective beginning in the fourth quarter of 2005, Wells REIT II no longer pays commissions on shares issued under the DRP.

Additionally, Wells REIT II is required to pay WIS a dealer-manager fee of 2.5% of the gross offering proceeds from the sale of Wells REIT II’s stock at the time the shares are sold. Under the dealer-manager agreement, up to 1.5% of the gross offering proceeds may be reallowed by WIS to participating broker dealers. Wells REIT II pays no dealer-manager fees on shares issued under its DRP.

Property Management, Leasing, and Construction Agreement

Wells REIT II and Wells Management are party to a Master Property Management, Leasing, and Construction Agreement (the “Management Agreement”) under which Wells Management receives the following fees and reimbursements in consideration for supervising the management, leasing, and construction of certain Wells REIT II properties:

•	Property management fees in an amount equal to a percentage negotiated for each property managed by Wells Management of the gross monthly income collected for that property for the preceding month;

•

Leasing commissions for new, renewal, or expansion leases entered into with respect to any property for which Wells Management serves as leasing agent equal to a percentage as negotiated for that property of the total base rental and operating expenses to be paid to Wells REIT II during the applicable term of the lease, provided, however, that no commission shall be payable as to any portion of such term beyond ten years;

•	Initial lease-up fees for newly constructed properties under the agreement, generally equal to one month’s rent;

•	Fees equal to a specified percentage of up to 5% of all construction build-out funded by Wells REIT II, given as a leasing concession, and overseen by Wells Management; and

•	Other fees as negotiated with the addition of each specific property covered under the agreement.

Related-Party Costs

Pursuant to the terms of the agreements described above, Wells REIT II incurred the following related-party costs for the years ended December 31, 2006, 2005, and 2004 (in thousands):

	Years Ended December 31,
	2006	2005	2004
Commissions (1) (2)	$56,183	$83,048	$55,441
Dealer-manager fees (1)	21,631	29,969	19,800
Asset management fees	19,952	10,417	3,032
Acquisition fees (3)	17,199	23,892	15,828
Other offering costs (1)	10,690	16,535	15,828
Administrative reimbursements	5,993	3,831	1,247
Property management fees	669	222	66
Construction fees	150	—	—

Total	$132,467	$167,914	$111,242

(1)	Commissions, dealer-manager fees, and other offering costs are charged against stockholders’ equity as incurred.
(2)	Substantially all commissions were re-allowed to participating broker dealers during 2006, 2005, and 2004.
(3)

Acquisition fees are capitalized to prepaid expenses and other assets as incurred and allocated to properties upon funding acquisitions, or repaying debt used to finance property acquisitions, with investor proceeds.

Wells REIT II incurred no related-party disposition fees, incentive fees, listing fees, or leasing commissions during the years ended December 31, 2006, 2005, and 2004.

Due to Affiliates

The detail of amounts due to affiliates is provided below as of December 31, 2006 and 2005 (in thousands):

	December 31,
	2006	2005
Asset and property management fees due to Wells Capital	$5,457	$2,086
Acquisition fees due to Wells Capital	3,499	2,397
Other offering cost reimbursements due to Wells Capital	2,383	2,747
Other administrative reimbursements due to Wells Capital and/or Wells Management	1,586	906
Commissions and dealer-manager fees due to WIS	1,052	84

Total	$13,977	$8,220

Economic Dependency

Wells REIT II has engaged Wells Capital and its affiliates, Wells Management and WIS, to provide certain services that are essential to Wells REIT II, including asset management services, supervision of the management and leasing of some properties owned by Wells REIT II, asset acquisition and disposition services, the sale of shares of Wells REIT II’s common stock, as well as other administrative responsibilities for Wells REIT II, including accounting services, stockholder communications, and investor relations. As a result of these relationships, Wells REIT II is dependent upon Wells Capital, Wells Management, and WIS.

Wells Capital, Wells Management, and WIS are all owned and controlled by Wells Real Estate Funds, Inc. (“WREF”). The operations of Wells Capital, Wells Management, and WIS represent substantially all of the business of WREF. Accordingly, Wells REIT II focuses on the financial condition of WREF when assessing the financial condition of Wells Capital, Wells Management, and WIS. In the event that WREF were to become unable to meet its obligations as they become due, Wells REIT II might be required to find alternative service providers.

Future net income generated by WREF will be largely dependent upon the amount of fees earned by Wells Capital and Wells Management based on, among other things, the level of investor proceeds raised and the volume of future acquisitions and dispositions of real estate assets by Wells REIT II and other WREF-sponsored programs, as well as dividend income earned from equity interests in another REIT. As of December 31, 2006, Wells REIT II believes that WREF is generating adequate cash flow from operations and has adequate liquidity available in the form of cash on hand and current receivables necessary to meet its current and future obligations as they become due.

10.	INCOME TAXES

Wells REIT II’s income tax basis net income for the years ended December 31, 2006, 2005, and 2004 (in thousands) follows:

	2006	2005	2004
GAAP basis financial statement net income (loss)	$11,268	$12,521	$(4,562)
Increase (decrease) in net loss resulting from:
Depreciation and amortization expense for financial reporting purposes in excess of amounts for income tax purposes	67,162	35,541	9,791
Rental income accrued for income tax purposes less than amounts for financial reporting purposes	(16,671)	(9,987)	(3,290)
Net amortization of above/below-market lease intangibles for financial reporting purposes in excess of amounts for income tax purposes	6,914	3,602	1,394
Bad debt expense for financial reporting purposes in excess of amounts for income tax purposes	569	338	402
Other expenses for financial reporting purposes in excess of amounts for income tax purposes	6,945	1,361	144

Income tax basis net income, prior to dividends paid deduction	$76,187	$43,376	$3,879

As of December 31, 2006, the tax basis carrying value of Wells REIT II’s total assets was approximately $3.23 billion. For income tax purposes, dividends to common stockholders are characterized as ordinary income, capital gains, or as a return of a stockholder’s invested capital. Wells REIT II’s distributions per common share are summarized as follows:

	2006	2005	2004
Ordinary income	54%	55%	25%
Capital gains	—	—	—
Return of capital	46%	45%	75%

Total	100%	100%	100%

As of December 31, 2006, Wells TRS had net operating loss carryforwards of approximately $1.0 million, which will begin to expire, if not utilized, in 2025. Accordingly, Wells REIT II recorded a deferred tax asset and recognized the related tax benefit in the accompanying consolidated balance sheets and statements of operations, respectively. The income tax benefit reported in the accompanying consolidated statements of operations relates entirely to the operations of Wells TRS and consists of the following (in thousands):

	Years Ended December 31,
	2006	2005
Federal	$322	$36
State	66	5

Total	$388	$41

Income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal rate primarily due to the effect of state income taxes (net of federal benefit). A reconciliation of the federal statutory income tax rate to Wells REIT II’s effective tax rate for the year ended December 31, 2006 and 2005 is as follows:

	Years Ended December 31,
	2006	2005
Federal statutory income tax rate	34.00%	34.00%
State income taxes, net of federal benefit	6.93%	4.62%

Effective tax rate	40.93%	38.62%

Components of the deferred tax asset and deferred tax liability as of December 31, 2006 and 2005 are as follows (in thousands):

	2006	2005
Deferred tax asset:
Net operating loss carryforward	$429	$41

	$429	$41

Deferred tax liability	$—	$—

Net deferred tax asset	$429	$41

The deferred tax asset is included in prepaid and other assets in the accompanying consolidated balance sheets and is considered a current asset.

11.	Quarterly Results (unaudited)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2006 and 2005 (in thousands), except per-share data:

	2006
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$73,568	$79,005	$80,160	$94,983
Net income (loss)	$(881)	$4,086	$2,637	$5,426
Basic and diluted net income per share	$0.00	$0.02	$0.01	$0.02
Dividends per share	$0.15	$0.15	$0.15	$0.15

	2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$30,245	$35,781	$44,333	$54,095
Net income	$810	$1,429	$5,246	$5,036
Basic and diluted net income per share(1)	$0.01	$0.01	$0.03	$0.03
Dividends per share	$0.15	$0.15	$0.15	$0.15

(1)

The total of the four quarterly amounts for the year ended December 31, 2005 does not equal the total for the year then ended. These differences result from the increase in weighted-average shares outstanding over the year.

12.	SUBSEQUENT EVENT

Sale of Shares of Common Stock

From January 1, 2007 through February 28, 2007, Wells REIT II raised approximately $145.4 million through the issuance of approximately 14.5 million shares of common stock under its follow-on offering. As of February 28, 2007, approximately 204.1 million shares remained available for sale to the public under the follow-on offering, exclusive of shares available under Wells REIT II’s DRP.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Real Estate Investment Trust II, Inc. consists of this sticker, the prospectus dated April 26, 2006, supplement no. 1 dated May 16, 2006, supplement no. 2 dated August 11, 2006, supplement no. 3 dated September 22, 2006, supplement no. 4 dated November 1, 2006, supplement no. 5 dated November 13, 2006 and supplement no. 6 dated March 30, 2007.

Supplement no. 1 includes:

•	the status of our ongoing public offerings;

•	the acquisition of two three-story office buildings containing approximately 268,000 rentable square feet located on a 16.4-acre parcel of land in Chandler, Arizona;

•	information regarding our indebtedness;

•	an amendment to our share redemption program;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended March 31, 2006, filed on May 11, 2006; and

•	our unaudited financial statements as of and for the three months ended March 31, 2006.

Supplement no. 2 includes:

•	the status of our ongoing public offerings;

•	the acquisition of a five-story office building containing approximately 354,000 rentable square feet located on a 15.2-acre parcel of land in Naperville, Illinois;

•	the acquisition of a four-story office building containing approximately 227,000 rentable square feet located on a 13.2-acre parcel of land in Orlando, Florida;

•	information regarding our indebtedness;

•	an amendment to our share redemption program and entering into an insurance agreement that may help us fund redemptions under the program upon the death of stockholders;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended June 30, 2006, filed on August 10, 2006; and

•	our unaudited financial statements as of and for the three and six months ended June 30, 2006.

Supplement no. 3 includes:

•	the status of our ongoing public offerings;

•	the acquisition of a five-story office building containing approximately 182,000 rentable square feet located on a 10.5-acre parcel of land in Lancaster, South Carolina;

•	the acquisition of a three-story office building containing approximately 139,000 rentable square feet located on a 9.2-acre parcel of land in Arlington, Texas;

•	the acquisition of a 26-story office building containing approximately 1.0 million rentable square feet located on a 2.8-acre parcel of land in Newark, New Jersey;

•	information regarding our indebtedness.

Supplement no. 4 includes:

•	the status of our public offerings;

•	the acquisition of a 19-story office building containing approximately 630,000 rentable square feet located on a 1.9-acre parcel of land in Jersey City, New Jersey; and

•	information regarding our indebtedness.

Supplement no. 5 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	information regarding a revision to suitability standards in Kansas;

•	risks related to our dependence on key personnel of our advisor;

•	the election of directors at our annual meeting;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended September 30, 2006, filed on November 8, 2006; and

•	our unaudited financial statements as of and for the three and nine months ended September 30, 2006.

Supplement no. 6 includes:

•	the status of our public offerings;

•	the acquisition of a 12-story office building containing approximately 309,000 rentable square feet located on a 17.1-acre parcel of land in Irving, Texas;

•	the acquisition of an eight-story office building containing approximately 539,000 rentable square feet located on a 28.2-acre parcel of land in Nashville, Tennessee;

•	the acquisition of a 9.7-acre parcel of land located in North Fayette, Pennsylvania;

•	the acquisition of a three-story office building containing approximately 178,000 rentable square feet located on a 15.2-acre parcel of land in East Hanover, New Jersey;

•	information regarding our indebtedness;

•	risks related to our corporate structure;

•	risks related to conflicts of interest;

•	assertion of legal action against related-parties;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the period ended December 31, 2006, filed on March 27, 2007; and

•	our audited financial statements as of and for the year ended December 31, 2006.